Exhibit 99.2

WHEATON
PRECIOUS METALS

2020 THIRD QUARTER REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2020

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2019 audited consolidated financial statements, the related MD&A and the 2019 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 46 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 9, 2020.

Table of Contents

Overview	3
COVID-19 Update	3
Operational Overview	4
Outlook	6
Mineral Stream Interests	7
Early Deposit Mineral Stream Interests	10
Mineral Royalty Interest	10
Long-Term Equity Investments	10
Convertible Notes Receivable	12
Summary of Ounces Produced	14
Summary of Ounces Sold	15
Quarterly Financial Review	16
Results of Operations and Operational Review	17
Liquidity and Capital Resources	27
Contractual Obligations and Contingencies	30
Share Capital	34
Financial Instruments	34
New Accounting Standards Effective in 2020	36
Non-IFRS Measures	36
Subsequent Events	39
Controls and Procedures	39
Attributable Reserves and Resources	40
Cautionary Note Regarding Forward-Looking Statements	46

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM. Additionally, on October 28, 2020, the Company’s common shares commenced trading on the Main Market of the London Stock Exchange (“LSE”) under the ticker symbol WPM.

As of September 30, 2020 the Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 9 which are at various stages of development and 1 which has been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2020, the per ounce price paid by the Company for the metals acquired under the agreements averaged $5.89 for silver, $428 for gold and $383 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

COVID-19 Update

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March and successfully transitioned to telecommuting for all of its employees. During the third quarter, the physical offices were re-opened on a voluntary basis. As Wheaton has always maintained detailed business continuity plans, the transition to working remotely was seamless with an uninterrupted flow of business.

Partner Operations

Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around COVID-19. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The Peruvian government issued a decree on May 3, 2020 indicating large mines would be able to reopen subject to approval of certain protocols, while on May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020. All these mining operations were operational during the third quarter. Additionally, operations at the Voisey’s Bay mine, located in Canada, had also been temporarily suspended, with operations resuming in July. Vale stated in their third quarter report that the underground mine extension had the pace of implementation slowed down to ensure proper health and safety conditions at the site and to support the protection of aboriginal coastal communities, following the resumption of works in late May 2020. Vale states that the works are ongoing with surface construction, with the installation of precast for the paste plant and the forming cast-in-place foundations for the generators, and that the underground development has been steadily progressing back to pre-COVID rates. The Company is scheduled to begin receiving cobalt in 2021.

There can be no assurance that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic. Please see Partner Operations and Impacts of COVID-19 on page 8 of this MD&A for more information.

Community Support and Response Fund relative to the COVID-19 pandemic

During the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

To September 30, 2020, the Company has made donations totalling $3 million under this program.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [3]

Operational Overview

	Q3 2020	Q3 2019	Change	YTD 2020	YTD 2019	Change
Ounces produced
Gold	91,770	103,624	(11.4)%	275,552	299,450	(8.0)%
Silver	6,028	6,039	(0.2)%	16,389	16,488	(0.6)%
Palladium	5,444	5,471	(0.5)%	16,515	15,936	3.6%
Gold equivalent [2]	171,370	183,394	(6.6)%	494,251	518,553	(4.7)%
Silver equivalent [2]	14,281	15,283	(6.6)%	41,188	43,213	(4.7)%
Ounces sold
Gold	90,101	94,766	(4.9)%	283,310	299,863	(5.5)%
Silver	4,999	4,484	11.5%	14,656	13,019	12.6%
Palladium	5,546	4,907	13.0%	15,460	15,369	0.6%
Gold equivalent [2]	157,478	155,116	1.5%	479,787	476,585	0.7%
Silver equivalent [2]	13,123	12,926	1.5%	39,982	39,715	0.7%
Change in PBND [3]
Gold	(2,632)	3,800	6,432	(21,475)	(14,139)	7,336
Silver	215	694	479	(699)	856	1,555
Palladium	(268)	(342)	(74)	(256)	(1,120)	(864)
Gold equivalent [2]	(404)	11,676	12,080	(30,200)	(5,363)	24,837
Silver equivalent [2]	(34)	973	1,007	(2,517)	(447)	2,070
Per ounce metrics
Sales price
Gold	$1,906	$1,471	29.6%	$1,731	$1,363	27.0%
Silver	$24.69	$17.09	44.5%	$19.55	$15.91	22.9%
Palladium	$2,182	$1,535	42.1%	$2,134	$1,451	47.1%
Gold equivalent [2]	$1,951	$1,441	35.4%	$1,688	$1,339	26.1%
Silver equivalent [2]	$23.41	$17.30	35.3%	$20.26	$16.07	26.1%
Cash costs [4]
Gold [4]	$428	$424	(0.9)%	$424	$420	(1.0)%
Silver [4]	$5.89	$5.16	(14.1)%	$5.21	$4.98	(4.6)%
Palladium [4]	$383	$271	(41.3)%	$379	$257	(47.5)%
Cash operating margin [5]
Gold [5]	$1,478	$1,047	41.2%	$1,307	$943	38.6%
Silver [5]	$18.80	$11.93	57.6%	$14.34	$10.93	31.2%
Palladium [5]	$1,799	$1,264	42.3%	$1,755	$1,194	47.0%

Total revenue	$307,268	$223,595	37.4%	$810,012	$638,110	26.9%
Gold revenue	$171,734	$139,433	23.2%	$490,528	$408,703	20.0%
Silver revenue	$123,434	$76,631	61.1%	$286,494	$207,105	38.3%
Palladium revenue	$12,100	$7,531	60.7%	$32,990	$22,302	47.9%
Net earnings	$149,875	$75,960	97%	$350,583	$8,615	3,969.4%
Per share	$0.334	$0.170	96.5%	$0.782	$0.019	4,015.8%
Adjusted net earnings [6]	$152,007	$69,914	117.4%	$353,895	$168,275	110.3%
Per share [6]	$0.338	$0.156	116.7%	$0.789	$0.378	108.7%
Operating cash flows	$228,099	$142,300	60.3%	$557,480	$369,753	50.8%
Per share [7]	$0.508	$0.318	59.7%	$1.243	$0.830	49.8%
Dividends paid [8]	$44,896	$40,197	11.7%	$134,572	$120,404	11.8%
Per share	$0.10	$0.09	11.1%	$0.30	$0.27	11.1%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 17, 18, 20 and 21 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 36 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 37 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [4]

Highlights

Operations

•

During the three and nine months ended September 30, 2020, Wheaton generated record revenue of $307 million (56% gold, 40% silver and 4% palladium) and $810 million (61% gold, 35% silver and 4% palladium), respectively.

•

During the three and nine months ended September 30, 2020, Wheaton generated operating cash flow of $228 million and $557 million, respectively, with operating cash flow for the most recently completed nine-month period representing a record for the Company. This represented a 60% and 51% increase relative to the comparable periods of the prior year.

•	During the three and nine months ended September 30, 2020, Wheaton reduced its net debt by $231 million and $493 million, respectively.

•	Relative to the comparable three-month period of the prior year:

○	The decrease in attributable gold production was primarily due to the mining of lower grade material at Salobo.

○	The increase in adjusted net earnings was primarily due to higher margins resulting from a 35% increase in the realized gold equivalent price.

•	Relative to the comparable nine-month period of the prior year:

○

During the second quarter of 2020, operations at 6 of the 20 operating mining assets to which the PMPAs relate were temporarily suspended as a result of the COVID-19 virus pandemic. Please refer to Partner Operations and Impacts of COVID-19 on page 8 of this MD&A for more information.

○

The decrease in attributable gold production was primarily due to lower production at Salobo, where production in the second quarter was adversely impacted by COVID 19, coupled with lower production at Sudbury, Constancia and San Dimas, also impacted by COVID-19, partially offset by the resumption of mining at Minto.

○

Year-to-date attributable silver production is virtually unchanged, as the higher production at Peñasquito, where 2019 production was negatively impacted by an illegal blockade, was offset by lower production at Antamina, Constancia and Yauliyacu, with production at these mine sites being adversely impacted by COVID 19.

○	The increase in adjusted net earnings was primarily due to higher margins resulting from an 26% increase in the realized gold equivalent price.

•	On November 9, 2020, the Board of Directors declared a dividend in the amount of $0.12 per common share representing an increase of 33% relative to the comparable period in 2019.

Corporate Development

•

On November 5, 2020, the Company announced that it had entered into the previously disclosed precious metals purchase agreement with Caldas Gold Corp. (“Caldas Gold”) (TSX-V:CGC) for the Marmato Project located in Colombia.

Other

•

On October 28, 2020, the Company’s common shares were admitted to the Standard Segment of the Official List of the UK Financial Conduct Authority (“FCA”) and commenced trading on the Main Market of the LSE under the ticker symbol WPM.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [5]

Outlook1

Wheaton provided a revised 2020 forecast when all partner mining operations resumed operations. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The revised 2020 and long-term forecasts assume that operations will continue throughout the remainder of the year without major interruptions. Wheaton’s long-term forecast remains unchanged at 750,000 GEOs per year on average between 2020 and 2024.

Metal Produced [2]	Revised 2020 Forecast	Original 2020 Forecast	Annual Average (2020-2024)
Gold Ounces	365,000 to 385,000	390,000 to 410,000
Silver Ounces (‘000s)	21,500 to 22,500	22,000 to 23,500
Palladium Ounces	23,000 to 24,500	23,000 to 24,500
Gold Equivalent Ounces [3]	655,000 to 685,000	685,000 to 725,000	750,000

From a liquidity perspective, the $210 million of cash and cash equivalents as at September 30, 2020 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]	Ounces produced represent the quantity of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
[3]

In order to maintain consistency with the original guidance, commodity price assumptions for the forecasts of gold equivalent production for 2020 and the five-year average to 2024, are unchanged at $1,500 / ounce gold, $18 / ounce silver, $2,000 / ounce palladium, and $16 / pound of cobalt.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Ounce Production Payment [2,3]		Total Upfront Payment ³	Cash Flow Generated to Date ³	Ounces Received to Date ³	Q3-2020 PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$408		$3,059,360	$1,282,718	1,358,032	37,762	LOM	28-Feb-13
Sudbury [5]	Vale	CAN	70%	$400		623,572	198,353	216,581	17,316	20 years	28-Feb-13
Constancia	Hudbay	PER	50% [6]	$408		135,000	72,147	76,801	379	LOM	8-Aug-12
San Dimas	FM	MEX	variable [7]	$606		220,000	81,466	93,704	2,894	LOM	15-Oct-04	[7]
Stillwater [8]	Sibanye	USA	100%	variable		237,880	33,386	27,535	4,679	LOM	16-Jul-18
Other						439,442	470,848	482,672	13,970
Minto	PERE	CAN	100% [9]	variable						LOM	20-Nov-08
Rosemont	Hudbay	USA	100%	$450						LOM	10-Feb-10
777 ¹[0]	Hudbay	CAN	50%	$425						LOM	8-Aug-12

						$4,715,254	$2,138,918	2,255,325	77,000

Silver
Peñasquito	Newmont	MEX	25%	$4.26		$485,000	$970,700	58,384	781	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹¹	variable		900,000	371,952	27,753	1,512	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.02		294,900	119,858	11,112	69	LOM	8-Aug-12
Other						1,103,708	1,269,726	90,462	1,081
Los Filos	Equinox	MEX	100%	$4.46						25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.43						LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% ¹²	$8.94						LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$11.43						LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.34						50 years	5-Jun-07
Aljustrel	Almina	PRT	100% ¹³	variable						50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%	variable ¹	[4]					LOM	2-Oct-08
Minto	PERE	CAN	100%	$4.27						LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90						LOM	8-Sep-09
Rosemont	Hudbay	USA	100%	$3.90						LOM	10-Feb-10
777 ¹[0]	Hudbay	CAN	100%	$6.26						LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00						LOM	n/a ¹	[5]

						$2,783,608	$2,732,236	187,711	3,443

Palladium
Stillwater [8]	Sibanye	USA	4.5% ¹[6]	variable		$262,120	$60,942	44,858	4,616	LOM	16-Jul-18

Cobalt
Voisey’s Bay	Vale	CAN	42.4% ¹[7]	variable		$390,000	$-	-	-	LOM	11-Jun-18

Total						$8,150,982	$4,932,096

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; LOM = Life of Mine; and PBND = produced but not delivered.

2)

The per ounce production payment is either a fixed price per ounce purchased, subject to an annual inflationary adjustment with the exception of Sudbury and Loma de La Plata, or a percentage of the spot price of the applicable metal for each ounce of the applicable metal delivered. Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 30 of this MD&A for more information.

3)

All figures in thousands except gold and palladium ounces PBND and per ounce amounts. The total upfront consideration excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 31 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of September 30, 2020, the Company has received approximately $198 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. As Hudbay failed to achieve a minimum level of throughput at the Pampacancha deposit during 2019, Wheaton is entitled to an additional 8,020 ounces of gold in 2020, of which 6,015 ounces of gold were received during the nine months ended September 30, 2020. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during the 18 months ended June 30, 2021, Wheaton will be entitled to an additional 8,020 ounces of gold to be delivered in 4 quarterly installments beginning in the third quarter of 2021.

7)

The original San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated during October 2020.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of September 30, 2020, the Company has received approximately $313 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
12)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
13)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
14)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

15)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
16)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1%.

17)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [7]

Updates Relative to the Mineral Stream Interests

Partner Operations and Impacts of COVID-19

The following table summarizes the status of the Company’s partners’ operations as at the date of this MD&A:

		GEO Production [1]
	Q3 -2020	Q2 -2020	Q1 -2020	YTD 2020 (9 months)	2019 (12 months)	2018 (12 months)
Uninterrupted Operations
Salobo	63,408	59,104	62,575	185,087	276,234	281,781
Sudbury	5,068	9,257	7,795	22,120	33,283	23,143
Stillwater	10,436	10,901	10,037	31,374	42,959	29,430
Other
Minto	2,011	3,158	2,337	7,506	2,403	10,425
777	6,425	6,025	5,702	18,152	21,471	25,572
Zinkgruvan	5,981	4,668	7,944	18,593	27,579	25,042
Stratoni	1,869	1,780	2,198	5,847	7,117	7,945
Neves-Corvo	3,377	5,750	4,524	13,651	20,464	21,496
Aljustrel	4,178	4,654	4,225	13,057	16,293	13,515

Sub-total	102,753	105,297	107,337	315,387	447,803	438,349
% of total	60%	75%	59%	64%	64%	63%

Temporarily Placed into Care & Maintenance During Q2-2020
Peñasquito [2,3]	23,904	11,674	31,893	67,471	74,612	62,654
Antamina [4,5]	18,187	7,346	15,737	41,270	60,897	63,952
Constancia [4,6]	8,942	6,514	9,217	24,673	49,344	44,830
San Dimas [2,7]	9,228	6,074	11,318	26,620	44,376	53,023
Other
Los Filos [2,8]	208	166	351	725	1,950	1,336
Yauliyacu [4,9]	8,146	3,279	6,679	18,104	25,597	25,202

Sub-total	68,615	35,053	75,195	178,863	256,776	250,997
% of total	40%	25%	41%	36%	36%	36%

Expired [10]	-	-	-	-	-	7,074
% of total	0%	0%	0%	0%	0%	1%

Totals	171,368	140,350	182,532	494,250	704,579	696,420

1)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

2)

On March 31, 2020, the federal government of Mexico mandated that all non-essential businesses temporarily suspend operations until May 30, 2020 due to the COVID-19 virus pandemic (the “Decree”). On May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020.

3)

Operations at the Peñasquito mine were temporarily suspended during the second quarter resulting from COVID-19. Newmont Corporation (“Newmont”) announced on May 13, 2020 that, as a result of the Mexican government’s designation of mining as an essential activity, the operations were expected to begin ramp up on May 18, 2020 with the ramp up expected to take two weeks. Full operations have now resumed.

4)

On March 15, 2020, the Peruvian government issued a state of emergency decree due to COVID-19. The Peruvian government subsequently issued a decree on May 3, 2020 indicating larger mines would be allowed to reopen subject to approval of certain protocols.

5)	The Antamina mine resumed operations on May 26, 2020, and ramped to full production in June.
6)

On May 14, 2020, Hudbay Minerals Inc. announced that it had received recognition and approval from Peru’s Ministry of Energy and Mines for its Constancia restart protocols. Hudbay has indicated that its mining operation ramped up to normal levels within 48 hours of that approval.

7)

Operations at the San Dimas mine were temporarily suspended during the quarter resulting from COVID-19, with operations resuming after the Mexican government’s designation of mining as an essential activity.

8)

On April 2, 2020, Equinox Gold Corp. (“Equinox “) announced that it was temporarily suspending mining activities at the Los Filos mine in compliance with the Decree. On May 15, 2020, Equinox announced that it is preparing to safely resume operations following the Mexico government declaration that mining is an essential activity. On September 4, 2020, Equinox announced that it had suspended mining activities at Los Filos as the result of a road blockade by members of the nearby Carrizalillo community.

9)	The Yauliyacu mine had temporarily halted mining operations as a result of supply chain issues in Peru resulting from COVID-19, with operations resuming after the Peruvian government’s decree.
10)	Includes the previously owned Lagunas Norte, Pierina and Veladero PMPAs.

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 virus pandemic, through the mining operations to which the mineral stream interests relate.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [8]

Salobo – Mill Throughput Expansion

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up. According to Vale’s Third Quarter 2020 Performance Report, the Salobo III mine expansion performed a wide re-planning to mitigate the impacts from COVID-19 and keep the expected start up in the first half of 2022.

Keno Hill – Recommencement of Mining Operations

Alexco Resource Corp (“Alexco”) reported on September 15, 2020 that, relative to the Keno Hill mines (“Keno Hill”), progress on site-wide capital projects including mill modifications and infrastructure improvements continues to be on pace for completion with mill commissioning and production of silver concentrate in Q4-2020. In the mill, installation of the new tailings filter press and second ball mill are 95% and 75% complete, respectively. Other mill improvement projects underway include the construction of a crusher enclosure and ventilation system, installation of two concentrate regrind mills, modification of the fine ore feeder system and upgrade of the employee dry and office facilities. Camp expansion is approximately 75% complete with the addition of two new camp accommodation units. In order to help facilitate the resumption of mining, Wheaton agreed to modify the PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco. Under the amendment, the price paid per ounce of silver delivered has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

Los Filos – Illegal blockade

Equinox reported on September 4, 2020 that mining activities at its Los Filos mine in Mexico have been suspended since September 3, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community. Equinox states that they are in active discussions with the community leaders to resolve the issues.

777 – Production Interruption

Hudbay reported on October 11, 2020 that production at its 777 mine has been temporarily suspended due to an incident that occurred on October 9th during routine maintenance of the hoist rope and skip, which is the bucket used to hoist ore from underground. The hoist rope detached from the skip, causing the skip to fall to the bottom of the shaft. On October 26, 2020 Hudbay reported that a preliminary video inspection of the mine shaft indicates that damage is limited to the headframe and the bottom of the shaft in the skip compartment. Hudbay states that it does not appear that the cage compartments or the ore loading area were damaged, and the structural integrity of the shaft does not appear to have been compromised by the incident. Hudbay indicates that a full inspection of the shaft and skip compartment will require an in-person inspection, which is expected in early November.

Hudbay states that underground mining activity has resumed at 777 with limited production from the mine’s ramp access. If it is confirmed there is no further damage beyond what has been identified to date, it is expected that the 777 shaft could resume full production in December.

Stillwater – Blitz project delay

According to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) Third Quarter 2020 Operating Update, a review of the Blitz project was conducted following the suspension of growth capital activities due to COVID-19, and the project is now expected to reach a steady state by 2024, a delay of up to two years. Sibanye-Stillwater also reports that the Fill the Mill project at the East Boulder mine remains on schedule to be completed by the end of 2020.

Constancia – Pampacancha Delay

As per Hudbay Minerals Inc.’s (“Hudbay”) MD&A for the three months ended September 30, 2020, significant progress has been made on completing the Pampacancha individual land-user agreements and, as of September 30, 2020, approximately 79% of the land has been vacated and turned over to Hudbay. Hudbay expects a Pampacancha production start date of early 2021.

Barrick – Pascua-Lama Election

During the third quarter of 2020, the Company elected not to exercise its option to cancel the Pascua-Lama PMPA in exchange for a refund of $253 million.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [9]

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract
Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	10,000	130,000	140,000	25	% ³	100	% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100	% [4]	100	% [4]	Life of Mine	14-Dec-17

			$32,500	$326,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 31 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu - Development Update

Gold X Mining Corp. (“Gold X”) announced results from a Preliminary Economic Assessment (“PEA”) of its Toroparu Gold Project in Guyana (“Toroparu”) in a news release dated June 4, 2019, and subsequently filed the PEA on July 23, 2019. As per the PEA, Toroparu has been re-scoped to include the Sona Hill satellite deposit, modification of the processing strategy to start with gold-only production from a Carbon-in-Leach circuit for the initial ten years, and an expansion in year 11 to add flotation processing capacity. In connection with Wheaton’s Toroparu Early Deposit Agreement, Wheaton may elect to pay Gold X an additional upfront payment, payable on an installment basis to partially fund construction of the mine, in return for 10% of the gold and 50% of the silver for the life of the mine. Gold X has indicated that it has estimated revised, lower potential upfront payments from Wheaton as a result of the revised scope of the project, however such revised payments have not been approved by Wheaton. In December 2019, Wheaton and Gold X agreed to extend the due date for a final feasibility study under the Toroparu Early Deposit Agreement from December 31, 2019 to December 31, 2020.

Mineral Royalty Interest

The Company has a 0.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2020:

	September 30	December 31
(in thousands)	2020	2019
Common shares held	$252,007	$309,757
Warrants held	2,455	-

Total long-term equity investments	$254,462	$309,757

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [10]

Common Shares Held

				Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Sep 30, 2020	Three Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Fair Value at Dec 31, 2019

Bear Creek	13,264,305	11.80%	$31,324	$7,769	$3,341	$-	$27,983
Sabina	11,700,000	3.59%	22,630	5,889	5,334	-	17,296
First Majestic	17,239,590	8.00%	163,620	(16)	(46,769)	16,089	248,137
Other			34,433	3,237	6,350	4,170	16,341

Total			$252,007	$16,879	$(31,744)	$20,259	$309,757

		Fair Value Adjustment Gains Included in OCI		Realized Gain (Loss) on Disposal
(in thousands)	Fair Value at Sep 30, 2019	Three Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019

Bear Creek	$19,832	$3,007	$9,720	$-
Sabina	15,196	3,306	4,647	-
First Majestic	183,978	23,939	66,186	521
Other	15,822	4,563	4,935	(6,287)

Total	$234,828	$34,815	$85,488	$(5,766)

Warrants Held

		Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2020	Three Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Fair Value at Dec 31, 2019

Caldas Gold Corp.	$988	$(300)	$(38)	$-
Alexco Resource Corp.	1,450	(824)	(824)	-
Kutcho Copper Corp.	17	17	17	-

Warrants held	$2,455	$(1,107)	$(845)	$-

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [11]

Acquisitions of Long-Term Equity Investments

On May 17, 2019, the Company acquired an additional 1,371,711 common shares of Adventus Mining Corporation (“Adventus”) in a private placement transaction for total consideration of Cdn$1 million. During the three months ended September 30, 2020, the Company acquired an additional 2,507,246 shares of Adventus in a private placement transaction for total consideration of Cdn$3 million. These acquisitions were made to maintain the Company’s relative ownership position.

On February 28, 2020, the previously acquired subscription rights relative to Caldas Gold Corp. (“Caldas”), which had an acquisition price of $1.5 million (Cdn$2 million), were converted into common shares and warrants of Caldas. During the three months ended September 30, 2020, the Company participated in a private placement to acquire an additional 2,222,222 shares of Caldas as well as warrants to acquire an additional 2,222,222 shares of Caldas for total consideration of $4 million.

On July 14, 2020, the Company elected to convert the Gold X Convertible Note and as a result, the Company received 4,467,317 common shares of Gold X.

In order to help facilitate the resumption of mining at the Keno Hill mines, during the three months ended September 30, 2020, the Company amended its PMPA with Alexco as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco with a fair value of $2 million.

Additionally, during the three months ended September 30, 2020, the Company participated in Alexco’s equity financing by acquiring 2,250,000 shares of Alexco for total consideration of $5 million.

The shares of Adventus, Caldas, Gold X and Alexco have been reflected as a component of Other long-term equity investments.

Disposal of Long-Term Equity Investments

During the three months ended September 30, 2019, the Company disposed of 675,000 shares of First Majestic Silver Corp. (“First Majestic”), thereby reducing its ownership position to under 10% of the issued and outstanding common shares. Additionally, during the quarter the Company disposed of several investments which were no longer considered to have strategic value. These investments had been classified as “Other” long-term investments.

During the three months ended September 30, 2020, to capitalize on the share appreciation related to the strong commodity price environment, the Company disposed of 3,000,000 shares of First Majestic, realizing a gain on disposal of $16 million and 4,192,300 shares (nine months – 4,250,000 shares) of Alexco, realizing a gain on disposal of $4 million.

Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first five interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carries interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal relative to the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest relative to the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result,

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [12]

on July 14, 2020, the Company received 4,467,317 common shares of Gold X (see the section Acquisitions of Long-Term Equity Investments on page 12 of this MD&A) and the Gold X Convertible Note was retired.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three and nine months ended September 30, 2020 and 2019 is presented below:

		Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2020	Three Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Fair Value at Dec 31, 2019
Kutcho Convertible Note	$10,836	$-	$(1,001)	$11,837
Gold X Convertible Note	-	(1,095)	2,383	10,019
Total Convertible Notes	$10,836	$(1,095)	$1,382	$21,856

		Fair Value Adjustment Gain (Loss) Included in Net Earnings
(in thousands)	Fair Value at Sep 30, 2019	Three Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019

Kutcho Convertible Note	$12,222	$386	$(677)

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [13]

Summary of Ounces Produced

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Gold ounces produced ²
Salobo	63,408	59,104	62,575	74,716	73,615	67,056	60,846	76,995
Sudbury [3]	5,068	9,257	7,795	6,468	6,082	9,360	11,374	6,646
Constancia [8]	3,780	3,470	3,681	4,757	5,172	4,533	4,826	4,266
San Dimas [4,8]	9,228	6,074	11,318	11,352	11,239	11,496	10,290	10,092
Stillwater [5]	3,176	3,222	2,955	3,585	3,238	3,675	3,137	3,472
Other
Minto [6]	1,832	2,928	2,124	2,189	-	-	-	1,441
777	5,278	4,728	4,551	3,987	4,278	4,788	4,445	4,248

Total Other	7,110	7,656	6,675	6,176	4,278	4,788	4,445	5,689

Total gold ounces produced	91,770	88,783	94,999	107,054	103,624	100,908	94,918	107,160

Silver ounces produced [2]
Peñasquito [8]	1,992	973	2,658	1,895	2,026	702	1,594	1,455
Antamina [8]	1,516	612	1,311	1,342	1,223	1,334	1,176	1,225
Constancia [8]	430	254	461	632	686	552	635	695
Other
Los Filos [8]	17	14	29	55	33	37	38	29
Zinkgruvan	498	389	662	670	587	590	451	587
Yauliyacu [8]	679	273	557	358	620	627	528	233
Stratoni	156	148	183	147	131	172	143	149
Minto [6]	15	19	18	18	-	-	-	8
Neves-Corvo	281	479	377	385	431	392	498	509
Aljustrel	348	388	352	325	240	322	470	475
777	96	108	96	81	62	93	95	113

Total Other	2,090	1,818	2,274	2,039	2,104	2,233	2,223	2,103

Total silver ounces produced	6,028	3,657	6,704	5,908	6,039	4,821	5,628	5,478

Palladium ounces produced ²
Stillwater [5]	5,444	5,759	5,312	6,057	5,471	5,736	4,729	5,869

GEOs produced [7]	171,370	140,348	182,533	186,027	183,394	166,399	168,759	180,732
SEOs produced [7]	14,281	11,696	15,211	15,502	15,283	13,867	14,063	15,061

Average payable rate [2]
Gold	95.3%	94.7%	95.1%	95.6%	95.1%	95.3%	95.6%	95.5%
Silver	86.1%	81.9%	85.6%	85.3%	85.1%	83.3%	82.9%	83.3%
Palladium	97.0%	86.5%	93.0%	99.4%	83.5%	87.6%	98.5%	96.4%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures or payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated during October 2020. For reference, attributable silver production from prior periods is as follows: Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; Q1-2019 – 351,000 ounces; and Q4-2018 – 342,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

8)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the third quarter of 2020, all of the operations were restarted. See page 8 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [14]

Summary of Ounces Sold

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Gold ounces sold
Salobo	59,584	68,487	74,944	58,137	63,064	57,715	84,160	75,351
Sudbury [2]	7,858	7,414	4,822	7,394	7,600	8,309	4,061	4,864
Constancia [7]	4,112	3,024	3,331	5,108	4,742	4,409	5,512	3,645
San Dimas [7]	9,687	6,030	11,358	11,499	11,374	10,284	11,510	8,453
Stillwater [3]	3,015	3,066	3,510	2,925	3,314	3,301	2,856	3,473
Other
Minto [4]	-	-	-	-	-	765	3,307	2,674
777	5,845	4,783	2,440	4,160	4,672	5,294	3,614	4,353

Total Other	5,845	4,783	2,440	4,160	4,672	6,059	6,921	7,027

Total gold ounces sold	90,101	92,804	100,405	89,223	94,766	90,077	115,020	102,813

Silver ounces sold
Peñasquito [7]	1,799	1,917	2,310	1,268	1,233	912	1,164	901
Antamina [7]	1,090	788	1,244	1,227	1,059	1,186	1,255	1,300
Constancia [7]	415	254	350	672	521	478	735	629
Other
Los Filos [7]	19	25	37	26	44	26	38	15
Zinkgruvan	492	376	447	473	459	337	232	543
Yauliyacu [7]	580	704	9	561	574	542	15	317
Stratoni	134	77	163	120	126	240	80	78
Minto [4]	-	-	-	-	-	2	30	22
Neves-Corvo	201	236	204	154	243	194	265	240
Aljustrel	148	252	123	121	139	216	381	226
777	121	100	41	62	86	108	99	129

Total Other	1,695	1,770	1,024	1,517	1,671	1,665	1,140	1,570

Total silver ounces sold	4,999	4,729	4,928	4,684	4,484	4,241	4,294	4,400

Palladium ounces sold
Stillwater [3]	5,546	4,976	4,938	5,312	4,907	5,273	5,189	5,049

GEOs sold [5]	157,478	156,188	166,121	152,514	155,116	148,004	173,464	162,340
SEOs sold [5]	13,123	13,016	13,843	12,709	12,926	12,334	14,455	13,528

Cumulative payable ounces PBND [6]
Gold	77,000	79,632	88,383	98,475	85,335	81,535	75,236	99,474
Silver	3,443	3,228	4,961	4,142	3,796	3,102	3,315	2,941
Palladium	4,616	4,883	4,875	4,872	4,163	4,504	4,754	5,282
GEO [5]	124,473	124,877	154,420	154,672	136,441	124,765	121,349	141,804
SEO [5]	10,373	10,406	12,868	12,889	11,370	10,397	10,112	11,817

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

6)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
7)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the third quarter of 2020, all of the operations were restarted. See page 8 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [15]

Quarterly Financial Review 1

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Gold ounces sold	90,101	92,804	100,405	89,223	94,766	90,077	115,020	102,813
Realized price [2]	$1,906	$1,716	$1,589	$1,483	$1,471	$1,320	$1,308	$1,229

Gold sales	$171,734	$159,272	$159,522	$132,342	$139,433	$118,870	$150,399	$126,343
Silver ounces sold	4,999	4,729	4,928	4,684	4,484	4,241	4,294	4,400
Realized price [2]	$24.69	$16.73	$17.03	$17.36	$17.09	$14.93	$15.64	$14.66

Silver sales	$123,434	$79,142	$83,917	$81,296	$76,631	$63,313	$67,162	$64,510

Palladium ounces sold	5,546	4,976	4,938	5,312	4,907	5,273	5,189	5,049
Realized price [2]	$2,182	$1,917	$2,298	$1,804	$1,535	$1,381	$1,443	$1,137

Palladium sales	$12,100	$9,540	$11,350	$9,584	$7,531	$7,283	$7,488	$5,738

Total sales	$307,268	$247,954	$254,789	$223,222	$223,595	$189,466	$225,049	$196,591

Cash cost [2,3]
Gold	$428	$418	$426	$426	$424	$420	$417	$409
Silver	$5.89	$5.23	$4.50	$5.13	$5.16	$5.14	$4.64	$4.66
Palladium	$383	$353	$402	$321	$271	$247	$254	$205

Depletion [2]
Gold	$404	$405	$389	$417	$417	$420	$385	$421
Silver	$4.36	$4.01	$4.80	$5.12	$4.81	$4.97	$5.05	$5.06
Palladium	$428	$428	$428	$470	$470	$470	$470	$463

Net earnings (loss)	$149,875	$105,812	$94,896	$77,524	$75,960	$(124,694)	$57,349	$6,828
Per share
Basic	$0.334	$0.236	$0.212	$0.173	$0.170	$(0.280)	$0.129	$0.015
Diluted	$0.332	$0.235	$0.211	$0.173	$0.170	$(0.279)	$0.129	$0.015

Adjusted net earnings [4]	$152,007	$97,354	$104,534	$74,471	$69,914	$41,959	$56,402	$38,916
Per share
Basic	$0.338	$0.217	$0.233	$0.166	$0.156	$0.094	$0.127	$0.088
Diluted	$0.336	$0.216	$0.233	$0.166	$0.156	$0.094	$0.127	$0.088

Cash flow from operations	$228,099	$151,793	$177,588	$131,867	$142,300	$109,258	$118,194	$108,461
Per share [5]
Basic	$0.508	$0.338	$0.397	$0.295	$0.318	$0.245	$0.266	$0.244
Diluted	$0.505	$0.337	$0.396	$0.294	$0.318	$0.245	$0.266	$0.244

Dividends declared	$44,896	$44,862	$44,815	$40,252	$40,197	$40,133	$40,074	$39,959
Per share	$0.10	$0.10	$0.10	$0.09	$0.09	$0.09	$0.09	$0.09

Total assets	$6,091,187	$6,134,044	$6,076,941	$6,278,007	$6,258,859	$6,240,823	$6,478,700	$6,470,046

Total liabilities	$539,849	$717,101	$838,715	$952,087	$1,057,415	$1,128,877	$1,252,752	$1,298,130

Total shareholders’ equity	$5,551,338	$5,416,943	$5,238,226	$5,325,920	$5,201,444	$5,111,946	$5,225,948	$5,171,916

1)	All figures in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Expressed as US$ per ounce.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 36 of this MD&A.
5)	Refer to discussion on non-IFRS measure (ii) on page 37 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [16]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2020
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	63,408	59,584		$1,902		$408		$374	$113,319	$66,700	$91,917	$2,529,258
Sudbury [4]	5,068	7,858		1,929		400		831	15,161	5,485	12,018	327,352
Constancia	3,780	4,112		1,902		407		338	7,819	4,758	6,147	106,870
San Dimas	9,228	9,687		1,902		612		315	18,423	9,442	14,309	185,835
Stillwater	3,176	3,015		1,902		345		449	5,734	3,341	4,695	225,688
Other [5]	7,110	5,845		1,929		423		305	11,278	7,022	8,804	9,184

	91,770	90,101		$1,906		$428		$404	$171,734	$96,748	$137,890	$3,384,187

Silver
Peñasquito	1,992	1,799		$24.55		$4.26		$3.24	$44,154	$30,660	$36,492	$355,167
Antamina	1,516	1,090		24.55		4.67		8.74	26,758	12,139	21,666	641,521
Constancia	430	415		24.55		5.99		7.63	10,190	4,538	7,704	220,417
Other [6]	2,090	1,695		24.98		8.37		1.94	42,332	24,859	24,333	475,613

	6,028	4,999		$24.69		$5.89		$4.36	$123,434	$72,196	$90,195	$1,692,718

Palladium
Stillwater	5,444	5,546		$2,182		$383		$428	$12,100	$7,604	$9,977	$243,354

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$307,268	$176,548	$238,062	$5,547,769

Other
General and administrative										$(21,326)	$(7,239)
Finance costs										(2,766)	(2,820)
Other										(2,624)	96
Income tax										43	-

Total other										$(26,673)	$(9,963)	$543,418

										$149,875	$228,099	$6,091,187

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2020 were as follows:

Three Months Ended September 30, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	171,370	157,478	$1,951	$445	$1,506	$385	$1,121
Silver equivalent basis [5]	14,281	13,123	$23.41	$5.34	$18.07	$4.62	$13.45

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [17]

Three Months Ended September 30, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	73,615	63,064		$1,471		$404		$383	$92,796	$43,155	$68,949	$2,627,534
Sudbury [4]	6,082	7,600		1,470		400		819	11,176	1,908	7,828	350,101
Constancia	5,172	4,742		1,471		404		361	6,978	3,351	5,234	112,252
San Dimas	11,239	11,374		1,471		606		310	16,737	6,323	9,571	197,927
Stillwater	3,238	3,314		1,471		263		519	4,876	2,285	4,005	231,512
Other [5]	4,278	4,672		1,470		419		462	6,870	2,754	4,912	15,089

	103,624	94,766		$1,471		$424		$417	$139,433	$59,776	$100,499	$3,534,415

Silver
Peñasquito	2,026	1,233		$16.81		$4.21		$3.06	$20,721	$11,755	$15,531	$378,587
Antamina	1,223	1,059		16.80		3.46		8.73	17,792	4,885	14,420	679,521
Constancia	686	521		16.81		5.95		7.50	8,764	1,752	6,953	233,225
Other [6]	2,104	1,671		17.57		6.70		2.79	29,354	13,510	16,895	492,029

	6,039	4,484		$17.09		$5.16		$4.81	$76,631	$31,902	$53,799	$1,783,362

Palladium
Stillwater	5,471	4,907		$1,535		$271		$470	$7,531	$3,897	$6,203	$252,465

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,595	$95,575	$160,501	$5,797,752

Other
General and administrative										$(14,028)	$(6,823)
Finance costs										(11,871)	(9,122)
Other										3,533	(505)
Income tax										2,751	(1,751)

Total other										$(19,615)	$(18,201)	$461,107

										$75,960	$142,300	$6,258,859

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Minto, Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2019 were as follows:

Three Months Ended September 30, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	183,394	155,116	$1,441	$417	$1,024	$409	$615
Silver equivalent basis [5]	15,283	12,926	$17.30	$5.00	$12.30	$4.90	$7.40

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [18]

Gold Production

For the three months ended September 30, 2020, attributable gold production was 91,800 ounces relative to 103,600 ounces for the comparable period in 2019, with the 11,800 ounce decrease being primarily attributable to the following factors:

•	10,200 ounce (14%) decrease related to the gold stream relative to the Salobo mine which was primarily due to the mining of lower grade material and lower throughput;

•

2,000 ounce (18%) decrease related to the gold stream relative to the San Dimas mine, primarily due to the impact of changing the silver to gold conversion ratio from 70:1 to 90:1 effective April 1, 2020;

•	1,400 ounce (27%) decrease related to the gold stream relative to the Constancia mine, primarily due to the mining of lower grade material; and

•

1,000 ounce (17%) decrease related to the gold stream relative to the Sudbury mines which was primarily due to lower throughput, with production being affected by protective measures put in place due to the COVID-19 pandemic; partially offset by

•	2,800 ounce (66%) increase related to gold production from the Other mines which was primarily due to the resumption of production at the Minto mine during October 2019.

Silver Production

For the three months ended September 30, 2020, attributable silver production was 6.0 million ounces, virtually unchanged relative to the comparable period in 2019, with the mine specific changes period over period being as follows:

•	293,000 ounce (24%) increase related to the silver stream relative to the Antamina mine, which was due to the mining of higher grade material; partially offset by

•	256,000 ounce (37%) decrease related to silver production relative to the Constancia mine, primarily due to the mining of lower grade material.

Palladium Production

For the three months ended September 30, 2020, attributable palladium production was 5,400 ounces, virtually unchanged from the comparable period in 2019.

Net Earnings

For the three months ended September 30, 2020, net earnings was $150 million relative to $76 million for the comparable period in 2019, with the $74 million increase being primarily attributable to the following factors:

Net earnings for the three months ended September 30, 2019	$75,960
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(16,328)
Payable silver production	870
Payable palladium production	1,094
Changes in PBND	17,273
Prices realized per ounce sold	80,764

Total increase to revenue	$83,673

Variance in cost of sales due to:
Sales volume	$(1,685)
Sales mix differences	1,264
Cash cost per ounce	(5,361)
Depletion per ounce	3,082

Total increase to cost of sales	$(2,700)

Total increase to gross margin	$80,973
Other variances
General and administrative expenses (see page 25)	(7,298)
Other income / expense (see page 25)	(6,157)
Finance costs (see page 26)	9,105
Income taxes (see page 26)	(2,708)

Total increase in net earnings	$73,915

Net earnings for the three months ended September 30, 2020	$149,875

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [19]

Nine Months Ended September 30, 2020
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	185,087	203,015		$1,725		$408		$374	$350,119	$191,282	$271,113	$2,529,258
Sudbury [4]	22,120	20,094		1,762		400		831	35,407	10,679	27,273	327,352
Constancia	10,931	10,467		1,749		405		338	18,310	10,534	14,070	106,870
San Dimas	26,620	27,075		1,730		609		315	46,836	21,819	32,166	185,835
Stillwater	9,353	9,591		1,729		309		449	16,581	9,310	13,616	225,688
Other [5]	21,441	13,068		1,781		422		305	23,275	13,781	17,766	9,184

	275,552	283,310		$1,731		$424		$399	$490,528	$257,405	$376,004	$3,384,187

Silver
Peñasquito	5,623	6,026		$19.27		$4.26		$3.24	$116,091	$70,889	$90,424	$355,167
Antamina	3,439	3,122		19.69		3.82		8.74	61,459	22,233	49,521	641,521
Constancia	1,145	1,019		20.10		5.97		7.63	20,480	6,627	14,398	220,417
Other [6]	6,182	4,489		19.70		7.26		2.19	88,464	46,004	53,355	475,613

	16,389	14,656		$19.55		$5.21		$4.40	$286,494	$145,753	$207,698	$1,692,718

Palladium
Stillwater	16,515	15,460		$2,134		$379		$428	$32,990	$20,512	$27,127	$243,354

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$810,012	$423,670	$610,829	$5,547,769

Other
General and administrative										$(56,307)	$(38,529)
Finance costs										(14,519)	(15,572)
Other										1,340	682
Income tax										(3,601)	70

Total other										$(73,087)	$(53,349)	$543,418

										$350,583	$557,480	$6,091,187

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2020 were as follows:

Nine Months Ended September 30, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	494,251	479,787	$1,688	$422	$1,266	$384	$882
Silver equivalent basis [5]	41,188	39,982	$20.26	$5.06	$15.20	$4.60	$10.60

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [20]

Nine Months Ended September 30, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	201,517	204,939		$1,362		$404		$383	$279,196	$117,875	$-	$117,875	$203,203	$2,627,534
Sudbury [5]	26,816	19,970		1,366		400		819	27,283	2,932	-	2,932	19,043	350,101
Constancia	14,531	14,663		1,366		401		361	20,035	8,858	-	8,858	14,323	112,252
San Dimas	33,025	33,168		1,371		604		310	45,468	15,174	-	15,174	27,572	197,927
Stillwater	10,050	9,471		1,369		244		519	12,963	5,737	-	5,737	10,652	231,512
Other [6]	13,511	17,652		1,346		396		355	23,758	10,501	-	10,501	17,149	15,089

	299,450	299,863		$1,363		$420		$406	$408,703	$161,077	$-	$161,077	$291,942	$3,534,415

Silver
Peñasquito	4,322	3,309		$15.90		$4.21		$3.06	$52,603	$28,540	$-	$28,540	$38,675	$378,587
Antamina	3,733	3,500		15.73		3.17		8.73	55,066	13,431	-	13,431	44,277	679,521
Constancia	1,873	1,734		15.72		5.91		7.50	27,254	3,994	-	3,994	18,289	233,225
Other [7]	6,560	4,476		16.12		6.61		2.37	72,182	31,962	-	31,962	41,932	492,029

	16,488	13,019		$15.91		$4.98		$4.94	$207,105	$77,927	$-	$77,927	$143,173	$1,783,362

Palladium
Stillwater	15,936	15,369		$1,451		$257		$470	$22,302	$11,130	$-	$11,130	$18,353	$252,465

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$638,110	$250,134	$(165,912)	$84,222	$453,468	$5,797,752

Other
General and administrative												$(42,811)	$(40,713)
Finance costs												(39,123)	(35,197)
Other												709	(2,471)
Income tax												5,618	(5,334)

Total other												$(75,607)	$(83,715)	$461,107

												$8,615	$369,753	$6,258,859

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to page 24 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777 gold interest in addition to the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo and 777 silver interests as well as the non-operating Minto, Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2019 were as follows:

Nine Months Ended September 30, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	518,553	476,585	$1,339	$409	$930	$405	$525
Silver equivalent basis [5]	43,213	39,715	$16.07	$4.90	$11.17	$4.86	$6.31

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 38 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [21]

Gold Production

For the nine months ended September 30, 2020, attributable gold production was 275,600 ounces, relative to 299,400 ounces for the comparable period in 2019, with the 23,800 ounce decrease being primarily attributable to the following factors:

•

16,400 ounce (8%) decrease related to the gold stream relative to the Salobo mine, primarily due to lower throughput, with production being adversely impacted by increased absenteeism resulting from the COVID-19 pandemic;

•

6,400 ounce (19%) decrease related to the gold stream relative to the San Dimas mine, primarily due to lower grades, coupled with the impact of revising the silver to gold conversion ratio from 70:1 to 90:1 effective April 1, 2020;

•

4,700 ounce (18%) decrease related to the gold stream relative to the Sudbury mines, which was primarily due to the mining of lower grade material coupled with lower throughput, with production being affected by protective measures put in place due to the COVID-19 pandemic; and

•

3,600 ounce (25%) decrease related to the gold stream relative to the Constancia mine, primarily due to lower grades and throughput, with operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic; partially offset by

•	7,900 ounce (59%) increase related to gold production at the Other mines, primarily due to the resumption of production at the Minto mine during October 2019.

Silver Production

For the nine months ended September 30, 2020, attributable silver production was 16.4 ounces relative to 16.5 million ounces for the comparable period in 2019, with the 0.1 million ounce decrease being primarily attributable to the following factors:

•

728,000 ounce (39%) decrease related to the silver stream relative to the Constancia mine, primarily due to lower grades and throughput, with operations at the mine being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic;

•

377,000 ounce (6%) decrease related to silver production from the Other mines, due primarily to lower production at Neves Corvo and Yauliyacu, with operations at Yauliyacu being temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic, partially offset by the resumption of mining at the Minto mine during October 2019; and

•

294,000 ounce (8%) decrease related to the silver stream relative to the Antamina mine, which was primarily due to lower throughput, as operations at the mine were temporarily suspended during the second quarter of 2020 resulting from the COVID-19 pandemic; partially offset by

•

1,300,000 ounce (30%) increase related to the silver stream relative to the Peñasquito mine, primarily due to higher throughput and recovery, as the impact to throughput in 2019 when there was an illegal blockade which ran from April 29, 2019 to June 17, 2019 and then resumed on September 15, 2019 was greater than the impact to throughput in 2020 when there was a temporary suspension of operations during the second quarter resulting from the COVID-19 pandemic.

Palladium Production

For the nine months ended September 30, 2020, attributable palladium production was 16,500 ounces relative to 15,900 ounces for the comparable period in 2019, with the 600 ounce (4%) increase reflective of the continued ramping up of the Blitz mine and the “Fill-The-Mill” campaign relative to the East Boulder mine.

For more information on the temporary suspension of operations at the various mine sites resulting from the COVID-19 pandemic, please refer to pages 3 and 8 of this MD&A.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [22]

Net Earnings

For the nine months ended September 30, 2020, net earnings was $351 million relative to $9 million for the comparable period in 2019, with the $342 million increase being primarily attributable to the following factors:

Net earnings for the nine months ended September 30, 2019	$8,615
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(32,298)
Payable silver production	1,596
Payable palladium production	1,386
Changes in PBND	32,915
Prices realized per ounce sold	168,303

Total increase to revenue	$171,902

Variance in cost of sales due to:
Sales volume	$(2,631)
Sales mix differences	8,707
Cash cost per ounce	(9,325)
Depletion per ounce	4,883

Total decrease to cost of sales	$1,634

Total increase to gross margin	$173,536
Other variances
General and administrative expenses (see page 25)	(13,496)
Impairment charge—Voisey’s Bay cobalt stream—prior period	165,912
Other income / expense (see page 25)	631
Finance costs (see page 26)	24,604
Income taxes (see page 26)	(9,219)

Total increase in net earnings	$341,968

Net earnings for the nine months ended September 30, 2020	$350,583

Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the mine operators. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [23]

fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, there were no indicators of impairment or impairment reversal at September 30, 2020. The following PMPA was determined to be impaired at June 30, 2019:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2020	2019	2020	2019

Cobalt interests
Voisey’s Bay	$-	$-	$-	$165,912

Total impairment charges	$-	$-	$-	$165,912

Voisey’s Bay—Indicator of Impairment

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a pre-impairment carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

Since June 30, 2019, there were no further indications of impairment or any indications of impairment reversal that resulted in a reassessment of the recoverable value of the Voisey’s Bay PMPA.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [24]

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2020	2019	2020	2019

Salaries and benefits
Salaries and benefits, excluding PSUs	$4,037	$3,096	$12,268	$10,764
PSUs	10,482	4,803	23,856	14,344

Total salaries and benefits	$14,519	$7,899	$36,124	$25,108
Depreciation	449	449	1,438	1,409
Donations	1,745	1,264	4,379	2,072
Professional fees	1,264	569	2,603	1,902
Other	2,030	2,400	7,636	8,061

General and administrative before equity settled stock based compensation	$20,007	$12,581	$52,180	$38,552
Equity settled stock based compensation (a non-cash expense)	1,319	1,447	4,127	4,259

Total general and administrative	$21,326	$14,028	$56,307	$42,811

For the three and nine months ended September 30, 2020, general and administrative expenses increased by $7 million and $13 million, respectively, relative to the comparable periods in the previous year, with the increase being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) and higher charitable donations, with the Company having established a $5 million Community Support and Response Fund relative to the COVID-19 pandemic (see page 3 of this MD&A for more information).

Other (Income) Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2020	2019	2020	2019

Interest income	$(23)	$(186)	$(178)	$(686)
Dividend income	-	(19)	-	(59)
Foreign exchange loss (gain)	405	(49)	(816)	771
(Gain) loss on fair value adjustment of share purchase warrants held	1,107	(2)	845	5
(Gain) loss on fair value adjustment of convertible notes receivable	1,095	(386)	(1,382)	677
Gain on disposal of mineral royalty interest	-	(2,929)	-	(2,929)
Other	40	38	191	1,512

Total other (income) expense	$2,624	$(3,533)	$(1,340)	$(709)

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [25]

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2020	2019	2020	2019

Average principal outstanding during period	$567,056	$1,078,533	$686,659	$1,156,572
Average effective interest rate during period	1.24%	4.02%	2.17%	4.19%

Total interest costs incurred during period	$1,759	$10,840	$11,191	$36,350
Costs related to undrawn credit facilities	971	986	3,230	2,696
Interest expense - lease liabilities	36	45	98	123
Letter of guarantee	-	-	-	(46)

Total finance costs	$2,766	$11,871	$14,519	$39,123

Income Tax Expense (Recovery)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2020	2019	2020	2019

Current income tax expense (recovery)	$(2,693)	$20	$(2,606)	$124

Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	6,371	1,360	$11,245	$5,645
Write down (reversal of write down) or recognition of prior period temporary differences	(3,721)	(4,131)	(5,038)	(11,387)

Total deferred income tax expense (recovery)	$2,650	$(2,771)	$6,207	$(5,742)

Income tax expense (recovery) recognized in net earnings	$(43)	$(2,751)	$3,601	$(5,618)

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [26]

Liquidity and Capital Resources1

As at September 30, 2020, the Company had cash and cash equivalents of $210 million (December 31, 2019 - $104 million) and debt outstanding under its Revolving Facility of $488 million (December 31, 2019 - $875 million), resulting in a net debt position of $278 million (December 31, 2019 - $771 million).2

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2020

Cash Flows From Operating Activities

During the three months ended September 30, 2020, the Company generated operating cash flows of $228 million compared with $142 million during the comparable period of 2019, with the increase being attributable to the following:

Operating cash inflow for the three months ended September 30, 2019	$142,300
Variance attributable to revenue (see page 19):	$83,673
Increase in accounts receivable relative to sales	(1,289)

Total increase to cash inflows attributable to sales	$82,384

Variance attributable to cost of sales, excluding depletion:
Sales volume	$(852)
Sales mix differences	718
Cost per ounce	(5,361)
Increase in accounts payable relative to cost of sales	672

Total increase to cash outflows attributable to cost of sales	$(4,823)

Total increase to net cash inflows attributable to gross margin	$77,561
Other variances:
General and administrative	(416)
Finance costs	6,302
Income taxes	1,751
Other	601

Total increase to net cash inflows	$85,799

Operating cash inflow for the three months ended September 30, 2020	$228,099

Cash Flows From Operating Activities

Finance Costs Variance

As more fully detailed on page 26 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to a combination of lower market rates of interest coupled with a lower average outstanding principal balance resulting from repayments made during 2020 under the Revolving Facility, partially offset by the timing of when interest payments are due during the period. The Company uses excess cash to pay down the Revolving Facility, and during the third quarter of 2020, the Company repaid $153 million under the Revolving Facility.

Cash Flows From Financing Activities

During the three months ended September 30, 2020, the Company had net cash outflows from financing activities of $188 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $153 million and dividend payments totaling $37 million, partially offset by proceeds relative to the exercise of stock options in the amount of $3 million, which is exclusive of $1 million relative to stock option exercises which occurred on September 30, 2020. During the three months ended September 30, 2019, the Company had net cash outflows from financing activities of $102 million which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $82 million and dividend payments totaling $33 million, partially offset by proceeds relative to the exercise of stock options in the amount of $13 million.

Cash Flows From Investing Activities

During the three months ended September 30, 2020, the Company had net cash inflows from investing activities of $38 million, which was primarily the result of $49 million received relative to proceeds on the disposal of long-term equity investments, partially offset by payments totaling $11 million for the acquisition of long-term equity investments (see page 11 of this MD&A for more information). During the three months ended September 30, 2019, the Company

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]	As explained in non-IFRS measure (v) on page 38 of this MD&A, net debt equals bank debt less cash and cash equivalents.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [27]

had net cash inflows from investing activities of $24 million, which was primarily the result of $16 million received relative to proceeds on the disposal of long-term equity investments and $9 million received from the partial disposition of the Metates mineral royal interest.

Nine Months Ended September 30, 2020

Cash Flows From Operating Activities

During the nine months ended September 30, 2020, the Company generated operating cash flows of $557 million compared with $370 million during the comparable period of 2019, with the increase being attributable to the following:

Operating cash inflow for the nine months ended September 30, 2019	$369,753
Variance attributable to revenue (see page 23):	$171,903
Increase in accounts receivable relative to sales	(1,008)

Total increase to cash inflows attributable to sales	$170,895

Variance attributable to cost of sales, excluding depletion:
Sales volume	$(1,220)
Sales mix differences	3,103
Cost per ounce	(9,326)
Decrease in accounts payable relative to cost of sales	(6,091)

Total increase to cash outflows attributable to cost of sales	$(13,534)

Total increase to net cash inflows attributable to gross margin	$157,361
Other variances:
General and administrative	2,184
Finance costs	19,625
Income taxes	5,404
Other	3,153

Total increase to net cash inflows	$187,727

Operating cash inflow for the nine months ended September 30, 2020	$557,480

General and Administrative Variance

The decrease to cash outflows relative to general and administrative expenses during the period was primarily a result of the payment of previously accrued professional fee invoices associated with the settlement reached with the Canada Revenue Agency (“CRA”) on December 13, 2018 (the “CRA Settlement”) in the amount of $5 million in 2019 partially offset by donations of $3 million relating to the Community Support and Response Fund relative to the COVID-19 pandemic.

Finance Costs Variance

As more fully detailed on page 26 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to a combination of lower market rates of interest coupled with a lower average outstanding principal balance, partially offset by the timing of when interest payments are due during the period. The Company uses excess cash to pay down the Revolving Facility, and during the nine months ended September 30, 2020, the Company repaid $387 million under the Revolving Facility.

Income Taxes Variance

The decrease to cash outflows relative to income taxes was primarily the result of payments made in the previous year relative to the CRA Settlement.

Cash Flows From Financing Activities

During the nine months ended September 30, 2020, the Company had net cash outflows from financing activities of $488 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $387 million and dividend payments totaling $120 million, partially offset by proceeds relative to the exercise of stock options in the amount of $21 million, which is inclusive of $2 million relative to a stock option exercise which occurred on December 31, 2019. During the nine months ended September 30, 2019, the Company had net cash outflows from financing activities of $315 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $251 million and dividend payments totaling $96 million, partially offset by proceeds relative to the exercise of stock options in the amount of $33 million.

Cash Flows From Investing Activities

During the nine months ended September 30, 2020, the Company had net cash inflows from investing activities of $37 million, which was primarily the result of $49 million received relative to the proceeds on disposal of long-term equity investments, partially offset by payments totaling $11 million for the acquisition of long-term equity investments (see

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [28]

page 11 of this MD&A for more information). During the nine months ended September 30, 2019, the Company had net cash inflows from investing activities of $21 million, which was primarily the result of a $16 million received relative to the proceeds on disposal of long-term equity investments and $9 million received from the partial disposition of the Metates mineral royal interest, partially offset by a $2 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement.

Conclusion

In the opinion of management, the $210 million of cash and cash equivalents as at September 30, 2020, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 30 and 31 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [29]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased							Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold	Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%	25%		0%		0%		n/a		$4.26		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50% ³	100%		0%		0%		$408	[4]	$6.02	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%	0%		0%		0%		$408		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%	0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%	33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable [6]	0	% [6]	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%	0%		4.5	% [7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%	0%		0%		42.4	% [9]	n/a		n/a		n/a		variable ¹	[0]	Life of Mine	11-Jun-18
Other
Los Filos	0%	100%		0%		0%		n/a		$4.46		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%	100%		0%		0%		n/a		$4.43		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%	100	% ¹¹	0%		0%		n/a		$8.94 ¹²		n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%	100%		0%		0%		n/a		$11.43 ¹³		n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%	100%		0%		0%		n/a		$4.34		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%	100	% ¹[4]	0%		0%		n/a		variable ¹	[5]	n/a		n/a		50 years	5-Jun-07
Minto	100% ¹[6]	100%		0%		0%		variable ¹	[7]	$4.27		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%	25%		0%		0%		n/a		variable ¹	[8]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%	25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%	100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a ¹	[9]
777	50%	100%		0%		0%		$425	[4]	$6.26	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%	50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25% ²[0]	100	% ²[0]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100% ²¹	100	% ²¹	0%		0%		variable ²²		variable ²²		n/a		n/a		Life of Mine	14-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.44 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated during October 2020.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	The Company is committed to purchase from Glencore an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 30,000 meters of Expansion Drilling in August 2020.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

21)

Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production to be purchased will decrease to 66.67% of gold and silver production for the life of mine.

22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [30]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2020	2021 -2023	2024 -2025	After 2025	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$487,500	$-	$487,500	$-	$487,500
Interest [2]	1,524	19,044	9,781	-	30,349	-	30,349
Payments for mineral stream interests [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	-	4,000	-	-	4,000	126,000	130,000
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [5]	199	-	-	-	199	-	199
Leases liabilities	215	2,630	1,214	-	4,059	-	4,059

Total contractual obligations	$1,938	$25,674	$498,495	$-	$526,107	$585,550	$1,111,657

1)	At September 30, 2020, the Company had $488 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2020 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.
5)	Represents the maximum amount available to Kutcho under the Cdn$1.3 million non-revolving credit facility (see the Kutcho section on the following page).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the agreement, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a PEA defining the re-scoping of the Toroparu project, including a revised operating plan. Please see the section entitled Toroparu - Development Update on page 10 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [31]

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $10 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $4 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million), of which $0.8 million (Cdn$1.0 million) has been drawn as at September 30, 2020. The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments1

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $7 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [32]

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On August 3, 2020, the court issued their final approval of a settlement of the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement was fully funded by the Company’s insurance carriers and the other Defendants. The Company was not required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes. For transfer pricing purposes, under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [33]

Share Capital

During the three months ended September 30, 2020, a total of 189,408 share purchase options were exercised at a weighted average exercise price of Cdn$26.08 per option, resulting in total cash proceeds to the Company in the amount of $4 million (nine months - $19 million from the exercise of 1,050,363 share purchase options at a weighted average exercise price of Cdn$25.71). During the three months ended September 30, 2019, the Company received cash proceeds of $13 million from the exercise of 668,730 share purchase options at a weighted average exercise price of Cdn$25.17 per option (nine months - $33 million from the exercise of 1,704,520 share purchase options at a weighted average exercise price of Cdn$25.93).

During the three months ended September 30, 2020, no RSUs were released by the Company (nine months – 128,405 RSUs). During the three months ended September 30, 2019, the Company released 2,755 RSUs (nine months – 133,670 RSUs).

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2020, there were 144,822 common shares issued under the DRIP (nine months - 330,275). During the three months ended September 30, 2019, there were 261,621 common shares issued under the DRIP (nine months - 1,024,043).

As of November 9, 2020, there were 449,280,476 outstanding common shares, 1,792,817 share purchase options, 370,258 restricted share units and 10,000,000 share purchase warrants.

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at November 9, 2020, the Company has not issued any shares under the ATM program.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) in addition to the Kutcho Convertible Note (see page 12 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at September 30, 2020.

Risks and Uncertainties

The risks and uncertainties affecting the Company have been updated as set forth below. In addition to the risks noted in management’s discussion and analysis for the periods ended December 31, 2019 and March 31, 2020:

(i) The following risk and uncertainty “Multiple listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares” is added after “COVID-19 virus may heighten other risks” risk and uncertainty:

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [34]

may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

(ii) The following risk and uncertainty “Common Shares may be suspended from trading” is added after “Market Price of the Common Shares” risk and uncertainty:

Each of the LSE, the TSX and the NYSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission. The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

(iii) The following risk and uncertainty “Risks associated with the ATM Program” is added after “Common Shares may be suspended from trading” risk and uncertainty:

There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [35]

New Accounting Standards Effective in 2020

Amendment to IFRS 3—Business Combinations

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2020	2019	2020	2019

Net earnings	$149,875	$75,960	$350,583	$8,615
Add back (deduct):
Impairment loss	-	-	-	165,912
(Gain) loss on fair value adjustment of share purchase warrants held	1,107	(2)	845	5
(Gain) loss on fair value adjustment of convertible notes receivable	1,095	(386)	(1,382)	677
Gain on disposal of mineral royalty interest	-	(2,929)	-	(2,929)
Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	(92)	(45)	(1,731)	(1,032)
Income tax expense (recovery) recognized in the Statement of OCI	(9)	(2,733)	5,145	(4,733)
Other	31	49	435	1,760

Adjusted net earnings	$152,007	$69,914	$353,895	$168,275

Divided by:
Basic weighted average number of shares outstanding	449,125	446,802	448,484	445,598
Diluted weighted average number of shares outstanding	451,999	447,849	449,892	446,467

Equals:
Adjusted earnings per share - basic	$0.338	$0.156	$0.789	$0.378
Adjusted earnings per share - diluted	$0.336	$0.156	$0.787	$0.377

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [36]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2020	2019	2020	2019

Cash generated by operating activities	$228,099	$142,300	$557,480	$369,753

Divided by:
Basic weighted average number of shares outstanding	449,125	446,802	448,484	445,598
Diluted weighted average number of shares outstanding	451,999	447,849	449,892	446,467

Equals:
Operating cash flow per share - basic	$0.508	$0.318	$1.243	$0.830
Operating cash flow per share - diluted	$0.505	$0.318	$1.239	$0.828

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019	2020	2019

Cost of sales	$130,720	$128,020	$386,342	$387,976
Less: depletion	(60,601)	(63,396)	(184,104)	(193,180)

Cash cost of sales	$70,119	$64,624	$202,238	$194,796

Cash cost of sales is comprised of:
Total cash cost of gold sold	$38,570	$40,154	$120,075	$125,990
Total cash cost of silver sold	29,426	23,142	76,300	64,857
Total cash cost of palladium sold	2,123	1,328	5,863	3,949

Total cash cost of sales	$70,119	$64,624	$202,238	$194,796

Divided by:
Total gold ounces sold	90,101	94,766	283,310	299,863
Total silver ounces sold	4,999	4,484	14,656	13,019
Total palladium ounces sold	5,546	4,907	15,460	15,369

Equals:
Average cash cost of gold (per ounce)	$428	$424	$424	$420
Average cash cost of silver (per ounce)	$5.89	$5.16	$5.21	$4.98
Average cash cost of palladium (per ounce)	$383	$271	$379	$257

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [37]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019	2020	2019

Total sales:
Gold	$171,734	$139,433	$490,528	$408,703
Silver	$123,434	$76,631	$286,494	$207,105
Palladium	$12,100	$7,531	$32,990	$22,302
Divided by:
Total gold ounces sold	90,101	94,766	283,310	299,863
Total silver ounces sold	4,999	4,484	14,656	13,019
Total palladium ounces sold	5,546	4,907	15,460	15,369

Equals:
Average realized price of gold (per ounce)	$1,906	$1,471	$1,731	$1,363
Average realized price of silver (per ounce)	$24.69	$17.09	$19.55	$15.91
Average realized price of palladium (per ounce)	$2,182	$1,535	$2,134	$1,451
Less:
Average cash cost of gold [1] (per ounce)	$(428)	$(424)	$(424)	$(420)
Average cash cost of silver [1] (per ounce)	$(5.89)	$(5.16)	$(5.21)	$(4.98)
Average cash cost of palladium [1] (per ounce)	$(383)	$(271)	$(379)	$(257)

Equals:
Cash operating margin per gold ounce sold	$1,478	$1,047	$1,307	$943
As a percentage of realized price of gold	78%	71%	76%	69%
Cash operating margin per silver ounce sold	$18.80	$11.93	$14.34	$10.93
As a percentage of realized price of silver	76%	70%	73%	69%
Cash operating margin per palladium ounce sold	$1,799	$1,264	$1,755	$1,194
As a percentage of realized price of palladium	82%	82%	82%	82%

1) Refer to discussion on non-IFRS measure (iii) on page 37 of this MD&A.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

(in thousands)	As at September 30 2020	As at December 31 2019
Bank debt	$487,500	$874,500
Less: cash and cash equivalents	(209,834)	(103,986)

Net debt	$277,666	$770,514

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [38]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 9, 2020, the Board of Directors declared a dividend in the amount of $0.12 per common share, with this dividend being payable to shareholders of record on November 25, 2020 and is expected to be distributed on or about December 10, 2020. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Acquisition of Precious Metal Purchase Agreement

On November 5, 2020, the Company announced that it had entered into the previously disclosed precious metals purchase agreement with Caldas Gold Corp. (“Caldas Gold”) (TSX-V:CGC) for the Marmato Project located in Colombia. Under the terms of the PMPA with Caldas Gold, the Company will acquire from Caldas Gold 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the PMPA with Caldas Gold, the Company will pay a total cash consideration of $110 million, $38 million of which is payable upon closing and the remaining portion of which is payable during the construction of the Marmato Deep Zone (“MDZ”) project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2020. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of September 30, 2020.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of September 30, 2020.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2020 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Note that as a result of certain operating restrictions resulting from the COVID-19 pandemic, all employees of the Company are permitted to work remotely. Management has reviewed its key controls to ensure that they continued to operate effectively.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [39]

conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2019, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,25)

As of December 31, 2019 unless otherwise noted (6)

	Proven				Probable				Proven & Probable
	Tonnage	Grade		Contained	Tonnage	Grade		Contained	Tonnage	Grade		Contained	Process Recovery	% (7)
	Mt	g/t /	%	Moz / Mlbs	Mt	g/t /	%	Moz /Mlbs	Mt	g/t /	%	Moz / Mlbs

Gold
Salobo (75%) (10)	237.1	0.30		2.30	624.3	0.32		6.42	861.3	0.32		8.73	68%
Sudbury (70%) (11)	12.8	0.52		0.21	20.3	0.44		0.29	33.0	0.47		0.50	77%
Constancia (50%)	220.6	0.06		0.42	42.5	0.07		0.09	263.1	0.06		0.52	61%
Stillwater (12,13)	6.4	0.46		0.10	41.9	0.47		0.63	48.3	0.47		0.73	69%
San Dimas (25%) (14)	0.5	4.38		0.07	0.8	3.12		0.08	1.3	3.59		0.15	95%
777 (50%)	1.1	2.01		0.07	0.2	1.75		0.01	1.3	1.96		0.08	59%
Minto	0.4	0.25		0.003	2.0	0.67		0.04	2.4	0.60		0.05	77%
Toroparu (10%) (15,16)	3.0	1.10		0.10	9.7	0.98		0.31	12.7	1.00		0.41	89%
Kutcho (16,17)	-	-		-	10.4	0.37		0.12	10.4	0.37		0.12	41%
Metates Royalty (18)	1.4	0.70		0.03	4.1	0.45		0.06	5.5	0.52		0.09	91%

Total Gold				3.31				8.06				11.37

Silver
Peñasquito (25%) (10)	27.4	38.1		33.6	83.0	31.6		84.2	110.4	33.2		117.8	85%
Antamina (33.75%) (11,19)
Copper	50.0	6.0		9.6	36.1	8.1		9.4	86.1	6.9		19.1	71%
Copper-Zinc	25.7	14.0		11.5	33.1	13.1		13.9	58.7	13.5		25.5	71%
Constancia	441.2	2.9		40.9	85.0	3.8		10.3	526.2	3.0		51.2	70%
Neves-Corvo
Copper	4.6	36.0		5.3	23.3	32.0		24.0	27.9	32.7		29.3	24%
Zinc	4.2	75.0		10.1	25.5	62.0		50.8	29.7	63.8		60.9	30%
Zinkgruvan
Zinc	4.9	84.0		13.3	5.9	81.0		15.4	10.8	82.4		28.6	83%
Copper	2.5	32.0		2.6	0.2	40.0		0.3	2.7	32.6		2.9	70%
Yauliyacu (20)	1.7	109.0		6.0	7.4	120.0		28.5	9.1	117.9		34.5	83%
San Dimas (25%) (14)	0.5	312.5		4.8	0.8	327.2		8.4	1.3	321.7		13.2	94%
Los Filos	26.2	3.5		3.0	78.1	10.2		25.5	104.2	8.5		28.5	10%
Aljustrel (23)	8.7	54.1		15.2	6.7	51.7		11.2	15.5	53.1		26.4	110%
Stratoni	-	-		-	0.8	154.0		3.8	0.8	154.0		3.8	80%
777	2.1	27.0		1.8	0.5	26.0		0.4	2.6	26.8		2.2	48%
Minto	0.4	3.4		0.05	2.0	6.0		0.4	2.4	5.6		0.4	78%
Keno Hill (25%)
Underground	-	-		-	0.3	804.5		7.6	0.3	804.5		7.6	96%
Rosemont (21)	408.6	5.0		66.2	108.0	3.0		10.4	516.6	4.6		76.7	76%
Kutcho (16,17)	-	-		-	10.4	34.6		11.6	10.4	34.6		11.6	46%
Metates Royalty (18)	1.4	17.2		0.8	4.1	13.1		1.7	5.5	14.2		2.5	66%

Total Silver				224.8				318.0				542.8

Palladium
Stillwater (4.5%) (12,13)	0.2	13.4		0.09	1.3	13.5		0.57	1.5	13.5		0.66	92%

Total Palladium				0.09				0.57				0.66

Cobalt
Voisey’s Bay (42.4%) (11,22)	4.8	0.14		14.6	6.6	0.13		18.1	11.4	0.13		32.7	84%

Total Cobalt				14.6				18.1				32.7

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [40]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,25)

As of December 31, 2019 unless otherwise noted (6)

	Measured				Indicated				Measured & Indicated
	Tonnage	Grade		Contained	Tonnage	Grade		Contained	Tonnage	Grade		Contained
	Mt	g/t /	%	Moz /Mlbs	Mt	g/t /	%	Moz / Mlbs	Mt	g/t /	%	Moz / Mlbs
Gold
Salobo (75%) (10)	0.9	0.42		0.01	144.2	0.31		1.44	145.1	0.31		1.45
Sudbury (70%) (11)	0.8	0.90		0.02	8.5	0.51		0.14	9.3	0.54		0.16
Constancia (50%)	67.1	0.05		0.10	80.2	0.04		0.11	147.2	0.04		0.21
777 (50%)	0.2	1.97		0.01	0.1	1.57		0.00	0.3	1.86		0.02
Minto	3.3	0.40		0.04	9.0	0.57		0.17	12.4	0.53		0.21
Toroparu (10%) (15,16)	1.2	0.93		0.03	9.0	0.87		0.25	10.2	0.87		0.29
Cotabambas (25%) (16,24)	-	-		-	29.3	0.23		0.22	29.3	0.23		0.22
Kutcho (16,17)	-	-		-	6.7	0.62		0.13	6.7	0.62		0.13
Total Gold				0.22				2.46				2.68
Silver
Peñasquito (25%) (10)	9.3	26.7		8.0	76.0	24.6		60.0	85.3	24.8		68.0
Antamina (33.75%) (11,19)
Copper	30.7	7.0		6.9	105.3	8.0		27.1	136.0	7.8		34.0
Copper-Zinc	9.8	21.0		6.6	44.9	18.0		26.0	54.7	18.5		32.6
Constancia	134.1	2.0		8.8	160.3	2.0		10.3	294.4	2.0		19.1
Neves-Corvo
Copper	5.5	49.0		8.6	29.5	50.1		47.5	35.0	49.9		56.2
Zinc	6.9	63.4		14.2	36.1	56.6		65.7	43.1	57.7		79.8
Zinkgruvan
Zinc	2.7	65.4		5.7	8.1	70.9		18.4	10.8	69.5		24.1
Copper	2.0	34.8		2.2	0.3	35.7		0.3	2.2	34.9		2.5
Yauliyacu (20)	5.3	115.0		19.5	8.6	132.0		36.7	13.9	125.6		56.2
Los Filos	88.5	5.3		15.2	133.7	8.1		35.0	222.2	7.0		50.2
Aljustrel (23)	7.0	55.8		12.6	10.0	52.1		16.7	17.0	53.6		29.3
Stratoni	-	-		-	0.1	186.0		0.8	0.1	186.0		0.8
777	0.4	25.4		0.3	0.1	26.4		0.1	0.5	25.7		0.4
Minto	3.3	3.4		0.4	9.0	5.0		1.5	12.4	4.6		1.8
Rosemont (21)	112.2	3.9		14.1	358.0	2.7		31.5	470.2	3.0		45.6
Pascua-Lama (25%)	10.7	57.2		19.7	97.9	52.2		164.4	108.6	52.7		184.1
Keno Hill (25%)
Underground	-	-		-	0.7	455.8		10.5	0.7	455.8		10.5
Elsa Tailings	-	-		-	0.6	119.0		2.4	0.6	119.0		2.4
Loma de La Plata (12.5%)	-	-		-	3.6	169.0		19.8	3.6	169.0		19.8
Toroparu (50%) (15,16)	21.9	1.1		0.8	98.5	0.7		2.3	120.4	0.8		3.1
Cotabambas (16,24)	-	-		-	117.1	2.7		10.3	117.1	2.7		10.3
Kutcho (16,17)	-	-		-	6.7	27.3		5.9	6.7	27.3		5.9

Total Silver				143.5				593.1				736.6

Cobalt
Voisey’s Bay (42.4%) (11,22)	-	-		-	1.4	0.05		1.6	1.4	0.05		1.6

Total Cobalt				-				1.6				1.6

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [41]

Attributable Inferred Resources (1,2,3,4,5,9,25)

As of December 31, 2019 unless otherwise noted (6)

	Inferred
	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Salobo (75%) (10)	132.1	0.29	1.22
Sudbury (70%) (11)	5.0	0.54	0.09
Constancia (50%)	46.6	0.06	0.09
Stillwater (12,13)	86.1	0.45	1.24
San Dimas (25%) (14)	1.5	3.58	0.17
777 (50%)	0.1	3.11	0.01
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	10.7	0.26	0.09
Metates Royalty (18)	0.3	0.39	0.003

Total Gold			4.16

Silver
Peñasquito (25%) (10)	48.4	26.0	40.4
Antamina (33.75%) (11,19)
Copper	232.7	9.0	67.3
Copper-Zinc	106.3	16.0	54.7
Constancia	93.2	3.4	10.3
Neves-Corvo
Copper	12.9	34.8	14.5
Zinc	3.8	62.0	7.6
Yauliyacu (20)	13.8	251.0	111.4
Zinkgruvan
Zinc	19.8	82.0	52.2
Copper	0.3	31.0	0.3
San Dimas (25%) (14)	1.5	340.9	16.1
Stratoni	1.6	169.0	8.5
777	0.2	40.0	0.3
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	14.0	48.4	21.8
Keno Hill (25%)
Underground	0.4	454.6	6.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	10.7	21.5	7.4
Metates Royalty (18)	0.3	9.5	0.1
Total Silver			491.0
Palladium
Stillwater (4.5%) (12,13)	0.9	12.8	0.35
Total Palladium			0.35
Cobalt
Voisey’s Bay (42.4%) (11,22)	4.0	0.11	9.3
Total Cobalt			9.3

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [42]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2019 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Minto mine are reported as of December 31, 2018.

b.	Mineral Resources for Aljustrel’s Estaçao project are reported as of December 31, 2007.

c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

d.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek projects as of March 29, 2017 and Bermingham projects as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

e.	Mineral Resources for the Kutcho project are reported as of February 22, 2019 and Mineral Reserves are reported as of June 15, 2017.

f.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

g.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

h.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2019.

i.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

j.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

k.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2019.

l.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for the Moinho and Feitais mines.

b.	Antamina mine - $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.

c.	Constancia mine - $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.	Keno Hill project - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

e.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

f.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

g.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

h.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

i.

Neves-Corvo mine – 1.4% copper cut-off for the copper Mineral Reserves and 5.4% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

j.	Peñasquito mine - $1,200 per ounce gold, $16.00 per ounce silver, $0.95 per pound lead and $1.20 per pound zinc.

k.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

m.	San Dimas mine – $1,350 per ounce gold and $17.50 per ounce silver.

n.	Stillwater mines - combined platinum and palladium cut-off of 6.8 g/t.

o.	Stratoni mine – 13.5% zinc equivalent cut-off assuming $11.42 per ounce silver, $0.91 per pound lead and $1.09 per pound zinc.

p.	Sudbury mines - $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.	Voisey’s Bay mines:

i.	Ovoid and SE Extension Mineral Reserves – Cdn $20.56 per tonne assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.

ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.14 per pound cobalt.

s.	Yauliyacu mine - $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.

t.	Zinkgruvan mine – 5.4% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [43]

assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

u.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for Feitais and Moinho mines and 4.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.23 per pound zinc, $10.00 per pound molybdenum and $19.95 per ounce silver.

c.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.2% copper equivalent cut-off assuming $3.00 per pound copper, $1.25 per pound zinc, $1,350 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.15 per pound lead and $1.45 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

p.	San Dimas mine – $1,450 per ounce gold and $18.50 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – Geologically constrained to massive sulfide contacts.

s.	Sudbury mines - $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

ii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $19.95 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 4.5% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Peñasquito – Newmont’s December 31, 2019 Resources and Reserves report (https://s2.q4cdn.com/575378270/files/doc_news/2020/updated/Newmont-Reports-2019-Reserves-and-Resources_Final.pdf) and

b.	Salobo – The Company has filed a technical report for the Salobo Mine, which is available on SEDAR at www.sedar.com

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interest and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

12.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

13.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [44]

mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Company’s agreement with Gold X Mining Corp is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

18.	On August 7, 2019, Chesapeake Gold Corp (Chesapeake) exercised their option to re-acquire two-thirds of the Royalty (1%), reducing the Company’s net smelter return royalty to 0.5%.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

22.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

24.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [45]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•

the payment of $110 million to Caldas Gold and the satisfaction of each party’s obligations in accordance with the Precious Metals Stream agreement, the receipt by the Company of silver and gold production in respect of the Marmato Project;

•	the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the ATM Program;

•	the future price of commodities;

•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;

•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);

•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;

•	the estimation of produced but not yet delivered ounces;

•	statements as to the impact of the listing of the Company’s common shares on the LSE;

•	any statements as to future dividends;

•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments;

•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;

•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

•	the ability to sell precious metals and cobalt production;

•	confidence in the Company’s business structure;

•	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;

•	possible audits for taxation years subsequent to 2015;

•	the Company’s assessment of the impact of any tax reassessments;

•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	the satisfaction of each party’s obligations in accordance with the terms of the Caldas Gold Precious Metals Stream agreement;

•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [46]

Mining Operations are located, actual results of mining, risks association with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•	credit and liquidity risks;

•	mine operator concentration risks;

•	indebtedness and guarantees risks;

•	hedging risk;

•	competition in the streaming industry risk;

•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

•	risks relating to security over underlying assets;

•	risks related to governmental regulations;

•	risks related to international operations of Wheaton and the Mining Operations;

•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

•	risks related to environmental regulations, climate change and epidemics;

•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;

•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

•	the ability of Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	risks related to the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Company’s common shares on the LSE, the TSX and the NYSE;

•	challenges related to global financial conditions;

•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);

•	risks related to a possible delisting of the Common Shares from trading on any of the LSE, TSX or NYSE;

•	equity price risks related to Wheaton’s holding of long-term investments in other companies;

•	risks related to interest rates;

•	risks related to the declaration, timing and payment of dividends;

•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

•	risks relating to activist shareholders;

•	risks relating to reputational damage;

•	risks relating to unknown defects and impairments;

•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks related to the adequacy of internal control over financial reporting;

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [47]

•	risks relating to future sales or the issuance of equity securities; and

•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment of $110 million to Caldas Gold and the satisfaction of each party’s obligations in accordance with the terms of the Caldas Gold Precious Metals Stream agreement;

•

that the sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Company’s Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•	that there will be no material adverse change in the market price of commodities;

•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);

•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

•	that each party will satisfy their obligations in accordance with the PMPAs;

•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

•	that Wheaton will be able to source and obtain accretive PMPAs;

•

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•

that the trading of the Company’s Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);

•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

•

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and

•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed by Wheaton since January 1, 2020, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [48]

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [49]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2020	2019	2020	2019

Sales	6	$307,268	$223,595	$810,012	$638,110

Cost of sales

Cost of sales, excluding depletion		$70,119	$64,624	$202,238	$194,796

Depletion	10	60,601	63,396	184,104	193,180

Total cost of sales		$130,720	$128,020	$386,342	$387,976

Gross margin		$176,548	$95,575	$423,670	$250,134

General and administrative expenses	7	21,326	14,028	56,307	42,811

Impairment of mineral stream interests	11	-	-	-	165,912

Earnings from operations		$155,222	$81,547	$367,363	$41,411

Other (income) expense	8	2,624	(3,533)	(1,340)	(709)

Earnings before finance costs and income taxes		$152,598	$85,080	$368,703	$42,120

Finance costs	17.3	2,766	11,871	14,519	39,123

Earnings before income taxes		$149,832	$73,209	$354,184	$2,997

Income tax recovery (expense)	23	43	2,751	(3,601)	5,618

Net earnings		$149,875	$75,960	$350,583	$8,615

Basic earnings per share		$0.334	$0.170	$0.782	$0.019

Diluted earnings per share		$0.332	$0.170	$0.779	$0.019

Weighted average number of shares outstanding

Basic	21	449,125	446,802	448,484	445,598

Diluted	21	451,999	447,849	449,892	446,467

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [50]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	Note	2020	2019	2020	2019

Net earnings		$149,875	$75,960	$350,583	$8,615

Other comprehensive income

Items that will not be reclassified to net earnings

Gain (loss) on LTIs	15	$16,879	$34,815	$(31,744)	$85,488

Income tax recovery (expense) related to LTIs¹	23	(9)	(2,733)	5,145	(4,733)

Total other comprehensive income (loss)		$16,870	$32,082	$(26,599)	$80,755

Total comprehensive income		$166,745	$108,042	$323,984	$89,370

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [51]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at September 30 2020	As at December 31 2019

Assets

Current assets

Cash and cash equivalents		$209,834	$103,986

Accounts receivable	9	8,317	7,138

Other	24	3,647	43,628

Total current assets		$221,798	$154,752

Non-current assets

Mineral stream interests	10	$5,547,769	$5,734,106

Early deposit mineral stream interests	12	33,241	31,741

Mineral royalty interest	13	3,036	3,036

Long-term equity investments	15	254,462	309,757

Convertible notes receivable	14	10,836	21,856

Property, plant and equipment	16	6,542	7,311

Other	25	13,503	15,448

Total non-current assets		$5,869,389	$6,123,255

Total assets		$6,091,187	$6,278,007

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$16,760	$11,794

Current portion of performance share units	20.1	19,010	10,668

Current portion of lease liabilities	17.2	734	724

Other		83	41,514

Total current liabilities		$36,587	$64,700

Non-current liabilities

Bank debt	17.1	$487,500	$874,500

Lease liabilities	17.2	2,968	3,528

Deferred income taxes	23	206	148

Performance share units	20.1	11,245	8,401

Pension liability		1,343	810

Total non-current liabilities		$503,262	$887,387

Total liabilities		$539,849	$952,087

Shareholders’ equity

Issued capital	18	$3,638,234	$3,599,203

Reserves	19	113,553	160,701

Retained earnings		1,799,551	1,566,016

Total shareholders’ equity		$5,551,338	$5,325,920

Total liabilities and shareholders’ equity		$6,091,187	$6,278,007

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [52]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	Note	2020	2019	2020	2019

Operating activities
Net earnings		$149,875	$75,960	$350,583	$8,615
Adjustments for
Depreciation and depletion		61,050	63,845	185,542	194,590
Gain on disposal of mineral royalty interest	13	-	(2,929)	-	(2,929)
Impairment charges	11	-	-	-	165,912
Interest expense	17.3	1,795	10,885	11,289	36,473
Equity settled stock based compensation		1,319	1,447	4,127	4,259
Performance share units	20.1	9,325	4,803	11,734	5,004
Pension expense		265	-	533	-
Income tax expense (recovery)	23	(43)	(2,751)	3,601	(5,618)
Loss (gain) on fair value adjustment of share purchase warrants held	8, 15	1,107	(2)	845	5
Fair value (gain) loss on convertible note receivable	14	1,095	(386)	(1,382)	677
Investment income recognized in net earnings		(23)	(205)	(178)	(745)
Other		567	(491)	513	1,890
Change in non-cash working capital	22	3,656	2,093	2,771	(421)
Cash generated from operations before income taxes and interest		$229,988	$152,269	$569,978	$407,712
Income taxes recovered (paid)		-	(1,751)	70	(5,334)
Interest paid		(1,912)	(8,404)	(12,745)	(33,311)
Interest received		23	186	177	686

Cash generated from operating activities		$228,099	$142,300	$557,480	$369,753

Financing activities
Bank debt repaid	17.1	$(153,000)	$(82,000)	$(387,000)	$(250,500)
Credit facility extension fees	17.1	(6)	(3)	(1,373)	(1,103)
Share purchase options exercised	19.2	2,763	12,662	20,779	33,055
Lease payments	17.2	(132)	(156)	(438)	(479)
Dividends paid	18.2,22	(37,309)	(32,609)	(120,312)	(96,124)

Cash (used for) generated from financing activities		$(187,684)	$(102,106)	$(488,344)	$(315,151)

Investing activities
Mineral stream interests	10	$(40)	$(9)	$(40)	$(183)
Early deposit mineral stream interests	12	(750)	(750)	(1,500)	(1,500)
Proceeds on disposal of mineral royalty interest	13	-	9,000	-	9,000
Acquisition of long-term investments	15	(10,671)	-	(10,671)	(909)
Investment in associate		-	-	-	(132)
Proceeds on disposal of long-term investments	15	49,454	16,307	49,577	16,307
Dividend income received		-	20	-	59
Other		(363)	(313)	(691)	(1,520)

Cash generated from (used for) investing activities		$37,630	$24,255	$36,675	$21,122

Effect of exchange rate changes on cash and cash equivalents		$25	$(5)	$37	$135

Increase in cash and cash equivalents		$78,070	$64,444	$105,848	$75,859
Cash and cash equivalents, beginning of period		131,764	87,182	103,986	75,767

Cash and cash equivalents, end of period		$209,834	$151,626	$209,834	$151,626

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [53]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2019	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(67,344)	$(67,344)
OCI [1]		-	-	-	-	48,672	48,672	-	48,672

Total comprehensive income		$-	$-	$-	$-	$48,672	$48,672	$(67,344)	$(18,672)
Income tax recovery (expense)		$(987)	$-	$-	$-	$-	$-	$-	$(987)
SBC [1] expense		-	-	1,210	1,603	-	2,813	-	2,813
Options [1] exercised	1,036	25,833	-	(5,441)	-	-	(5,441)	-	20,392
RSUs [1] released	131	2,730	-	-	(2,730)	-	(2,730)	-	-
Dividends (Note 18.2)	762	16,692	-	-	-	-	-	(80,207)	(63,515)

At June 30, 2019	446,265	$3,560,705	$83,077	$26,771	$4,843	$(63,484)	$51,207	$1,500,035	$5,111,947

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$75,960	$75,960
OCI [1]		-	-	-	-	32,082	32,082	-	32,082

Total comprehensive income		$-	$-	$-	$-	$32,082	$32,082	$75,960	$108,042
Income tax recovery (expense)		$(45)	$-	$-	$-	$-	$-	$-	$(45)
SBC [1] expense		-	-	636	811	-	1,447	-	1,447
Options [1] exercised	669	15,353	-	(2,691)	-	-	(2,691)	-	12,662
RSUs [1] released	3	52	-	-	(52)	-	(52)	-	-
Dividends (Note 18.2)	262	7,588	-	-	-	-	-	(40,197)	(32,609)
Realized loss on disposal of LTIs ¹		-	-	-	-	5,766	5,766	(5,766)	-

At September 30, 2019	447,199	$3,583,653	$83,077	$24,716	$5,602	$(25,636)	$87,759	$1,530,032	$5,201,444

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$77,522	$77,522
OCI [1]		-	-	-	-	71,559	71,559	-	71,559

Total comprehensive income		$-	$-	$-	$-	$71,559	$71,559	$77,522	$149,081
Income tax recovery (expense)		$1,408	$-	$-	$-	-	$-	$-	$1,408
SBC [1] expense		-	-	628	803	-	1,431	-	1,431
Options [1] exercised	335	7,753	-	(1,334)	-	-	(1,334)	-	6,419
Dividends	237	6,389	-	-	-	-	-	(40,252)	(33,863)
Realized loss on disposal of LTIs ¹		-	-	-	-	1,286	1,286	(1,286)	-

At December 31, 2019	447,771	$3,599,203	$83,077	$24,010	$6,405	$47,209	$160,701	$1,566,016	$5,325,920

Total comprehensive income (loss)
Net earnings		$-	$-	$-	$-	$-	$-	$200,708	$200,708
OCI [1]		-	-	-	-	(43,469)	(43,469)	-	(43,469)

Total comprehensive income (loss)		$-	$-	$-	$-	$(43,469)	$(43,469)	$200,708	$157,239
Income tax recovery (expense)		$(1,639)	$-	$-	$-	$-	$-	$-	$(1,639)
SBC [1] expense		-	-	1,153	1,655	-	2,808	-	2,808
Options [1] exercised	861	19,118	-	(3,501)	-	-	(3,501)	-	15,617
RSUs [1] released	128	2,857	-	-	(2,857)	-	(2,857)	-	-
Dividends (Note 18.2)	185	6,673	-	-	-	-	-	(89,676)	(83,003)

Realized gain on disposal of LTIs ¹ (Note 15)		-	-	-	-	(26)	(26)	26	-

At June 30, 2020	448,945	$3,626,212	$83,077	$21,662	$5,203	$3,714	$113,656	$1,677,074	$5,416,942
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$149,875	$149,875
OCI [1]		-	-	-	-	16,870	16,870	-	16,870

Total comprehensive income		$-	$-	$-	$-	$16,870	$16,870	$149,875	$166,745
Income tax recovery (expense)		$(92)	$-	$-	$-	$-	$-	$-	$(92)
SBC [1] expense		-	-	509	810	-	1,319	-	1,319
Options [1] exercised	189	4,526	-	(794)	-	-	(794)	-	3,732
Dividends (Note 18.2)	145	7,588	-	-	-	-	-	(44,896)	(37,308)
Realized gain on disposal of LTIs ¹ (Note 15)		-	-	-	-	(17,498)	(17,498)	17,498	-

At September 30, 2020	449,279	$3,638,234	$83,077	$21,377	$6,013	$3,086	$113,553	$1,799,551	$5,551,338

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM. Additionally, on October 28, 2020, the Company’s common shares were admitted to the Standard Segment of the Official List of the UK Financial Conduct Authority and commenced trading on the Main Market of the London Stock Exchange (“LSE”) under the ticker symbol WPM.

As of September 30, 2020, the Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 9 which are at various stages of development and 1 which has been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020 were authorized for issue as of November 9, 2020 in accordance with a resolution of the Board of Directors.

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March and successfully transitioned to telecommuting for all of its employees. During the third quarter, the physical offices were re-opened on a voluntary basis. As Wheaton has always maintained detailed business continuity plans, the transition to working remotely was seamless with an uninterrupted flow of business.

Partner Operations

Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around COVID-19. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The Peruvian government issued a decree on May 3, 2020 indicating large mines would be able to reopen subject to approval of certain protocols, while on May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020. All these mining operations were operational during the third quarter. Additionally, operations at the Voisey’s Bay mine, located in Canada, had also been temporarily suspended, with underground development resuming in late May and operations resuming in July. The Company is scheduled to begin receiving cobalt in 2021.

There can be no assurance that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic.

2.	Basis of Presentation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

consolidated financial statements for the year ended December 31, 2019 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2020 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2020

Amendment to IFRS 3 - Business Combinations

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.6 billion at September 30, 2020. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2. Depletion

The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

4.5.	Valuation of Convertible Notes Receivable

As more fully described in Note 14, the Company measures its convertible notes receivables at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible notes receivable.

4.6.	Valuation of Minto Derivative Liability

As more fully described in Note 5.8.3, the Company’s Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 26. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Critical Accounting Judgments

4.8.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities’ revenues are denominated in US dollars;

•	The entities’ cash cost of sales are denominated in US dollars;

•	The majority of the entities’ cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 26 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.10.	Leases

The Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).

The Company is in compliance with the debt covenants at September 30, 2020, as described in Note 17.1.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

5.2.	Categories of Financial Assets and Liabilities

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	September 30	December 31
(in thousands)		2020	2019

Financial assets
Financial assets mandatorily measured at FVTNE [1]
Cash and cash equivalents		$209,834	$103,986
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	6,943	4,350
Long-term investments - warrants held	15	2,455	-
Convertible notes receivable	14	10,836	21,856
Investments in equity instruments designated as at FVTOCI [1]
Long-term investments - common shares held	15	252,007	309,757
Financial assets measured at amortized cost
Non-revolving term loan	24	776	431
Other accounts receivable	9	1,374	2,788
Class action settlement recoverable	24, 26	-	41,500

Total financial assets		$484,225	$484,668

Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		16,760	11,794
Bank debt	17	487,500	874,500
Pension liability		1,343	810
Class action settlement	26	-	41,500

Total financial liabilities		$505,603	$928,604

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at September 30, 2020 is considered to be negligible.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		September 30	December 31

(in thousands)	Note	2020	2019

Cash and cash equivalents		$209,834	$103,986
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	6,943	4,350
Other accounts receivables	9	1,374	2,788
Non-revolving term loan	24	776	431
Convertible notes receivable	14	10,836	21,856
Class action settlement recoverable	24, 26	-	41,500

Maximum exposure to credit risk related to financial assets		$229,763	$174,911

As it relates to the non-revolving term loan and the convertible note receivable, the Company has a security interest in the applicable mining concessions relative to Kutcho Copper Corp. (“Kutcho”) and with some exceptions, all present and after acquired property of Kutcho and its applicable subsidiaries.

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at September 30, 2020, the Company had cash and cash equivalents of $210 million (December 31, 2019 - $104 million) and working capital of $185 million (December 31, 2019 - $90 million).

The Company holds equity investments of several companies (Note 15) with a combined market value at September 30, 2020 of $254 million (December 31, 2019 - $310 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at September 30, 2020

(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Total

Non-derivative financial liabilities
Bank debt ¹	$-	$-	$487,500	$-	$487,500
Interest on bank debt ²	1,524	19,044	9,781	-	30,349
Accounts payable and accrued liabilities	16,760	-	-	-	16,760
Performance share units [3]	-	30,255	-	-	30,255
Pension liability [4]	1,343	-	-	-	1,343
Lease liability	173	2,369	1,160	-	3,702

Total	$19,800	$51,668	$498,441	$-	$569,909
1)

Assumes the principal balance outstanding at September 30, 2020 does not change until the debt maturity date. On February 27, 2020, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2025.

2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2020 does not change until the debt maturity date.

3)	Assumes a weighted average performance factor of 187% (see Note 20.1).
4)	Any benefits under the SERP will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	September 30	December 31

(in thousands)	2020	2019

Monetary assets
Cash and cash equivalents	$1,511	$4,148
Accounts receivable	978	2,519
Long-term investments - common shares held	250,990	309,757
Long-term investments - warrants held	2,455	-
Convertible note receivable	10,836	11,837
Non-revolving term loan	776	431
Other long-term assets	3,359	3,450

Total Canadian dollar denominated monetary assets	$270,905	$332,142

Monetary liabilities
Accounts payable and accrued liabilities	$6,832	$6,059
Performance share units	24,356	15,423
Lease liability	2,400	2,748
Pension liability	1,343	810

Total Canadian dollar denominated monetary liabilities	$34,931	$25,040

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at September 30, 2020

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,502)	$1,502
Increase (decrease) in other comprehensive income	25,099	(25,099)

Increase (decrease) in total comprehensive income	$23,597	$(23,597)

	As at December 31, 2019

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(265)	$265
Increase (decrease) in other comprehensive income	30,976	(30,976)

Increase (decrease) in total comprehensive income	$30,711	$(30,711)

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three and nine months ended September 30, 2020, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.24% and 2.17%, respectively, as compared to 4.02% and 4.19% in the comparable periods of the prior year.

During the three and nine months ended September 30, 2020, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $1 million and $5 million, respectively, as compared to $3 million and $9 million during the comparable periods of the prior year.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and nine months ended September 30, 2020 would have increased/decreased by approximately $25 million as a result of changes in the fair value of common shares held, as compared to $23 million for the comparable periods of the previous year.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		September 30, 2020

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$209,834	$209,834	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	6,943	-	6,943	-
Long-term investments - common shares held	15	252,007	252,007	-	-
Long-term investments - warrants held	15	2,455	-	2,455	-
Kutcho Convertible Note	14	10,836	-	-	10,836

		$482,075	$461,841	$9,398	$10,836

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

		December 31, 2019

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$103,986	$103,986	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	4,350	-	4,350	-
Long-term investments - common shares held	15	309,757	309,757	-	-
Long-term investments - warrants held	15	-	-	-	-
Convertible note receivable	14	21,856	-	-	21,856

		$439,949	$413,743	$4,350	$21,856

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Notes Receivable

The fair value of the Kutcho Convertible Note and the previously owned Gold X Convertible Note (Note 14), which are not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

As the expected volatility and market interest rate are not observable inputs, these convertible notes receivable are classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Relative to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 26% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

	As at September 30, 2020

	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%

Kutcho Convertible Note	$(393)	$409	$69	$(39)

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At September 30, 2020 and December 31, 2019, the Company estimated the fair value of this derivative liability to be $nil.

6.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30

(in thousands)	2020		2019		2020		2019

Sales

Gold

Gold credit sales	$171,734	56%	$139,433	62%	$490,528	61%	$403,424	63%

Concentrate sales	-	0%	-	0%	-	0%	5,279	1%

	$171,734	56%	$139,433	62%	$490,528	61%	$408,703	64%

Silver

Silver credit sales	$98,839	32%	$59,110	27%	$230,872	28%	$159,207	25%

Concentrate sales	24,595	8%	17,521	8%	55,622	7%	47,898	8%

	$123,434	40%	$76,631	35%	$286,494	35%	$207,105	33%

Palladium

Palladium credit sales	$12,100	4%	$7,531	3%	$32,990	4%	$22,302	3%

Total sales revenue	$307,268	100%	$223,595	100%	$810,012	100%	$638,110	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at September 30, 2020 or December 31, 2019. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

7.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	Note	2020	2019	2020	2019

Salaries and benefits

Salaries and benefits, excluding PSUs		$4,037	$3,096	$12,268	$10,764

PSUs [1]	20.1	10,482	4,803	23,856	14,344

Total salaries and benefits		$14,519	$7,899	$36,124	$25,108

Depreciation		449	449	1,438	1,409

Donations		1,745	1,264	4,379	2,072

Professional fees		1,264	569	2,603	1,902

Other		2,030	2,400	7,636	8,061

General and administrative before equity settled stock based compensation		$20,007	$12,581	$52,180	$38,552

Equity settled stock based compensation [2]

Stock options	19.2	$509	$636	$1,662	$1,846

RSUs	19.3	810	811	2,465	2,413

Total equity settled stock based compensation		$1,319	$1,447	$4,127	$4,259

Total general and administrative		$21,326	$14,028	$56,307	$42,811

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 187% during the three and nine months ended September 30, 2020 as compared to 184% during the comparable period of 2019.

2)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

8.	Other (Income) Expense

		Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	Note	2020	2019	2020	2019

Interest income		$(23)	$(186)	$(178)	$(686)

Dividends received	15	-	(19)	-	(59)

Foreign exchange loss (gain)		405	(49)	(816)	771

Gain on disposal of mineral royalty interest	13	-	(2,929)	-	(2,929)

Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹

(Gain) loss on fair value adjustment of share purchase warrants held	15	1,107	(2)	845	5

(Gain) loss on fair value adjustment of convertible notes receivable	14	1,095	(386)	(1,382)	677
Other		40	38	191	1,512

Total other (income) expense		$2,624	$(3,533)	$(1,340)	$(709)

1)	FVTPL refers to Fair Value Through Profit or Loss.

9.	Accounts Receivable

		September 30	December 31

(in thousands)	Note	2020	2019

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$6,943	$4,350

Other accounts receivable		1,374	2,788

Total accounts receivable		$8,317	$7,138

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

10.	Mineral Stream Interests

	Nine Months Ended September 30, 2020

	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Sep 30, 2020
(in thousands)	Balance Jan 1, 2020	Additions (Reductions)	Balance Sep 30, 2020	Balance Jan 1, 2020	Depletion	Balance Sep 30, 2020

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(454,619)	$(75,999)	$(530,618)	$2,529,258

Sudbury [2]	623,864	-	623,864	(279,821)	(16,691)	(296,512)	327,352

Constancia	136,058	-	136,058	(25,652)	(3,536)	(29,188)	106,870

San Dimas	220,429	-	220,429	(26,062)	(8,532)	(34,594)	185,835

Stillwater [3]	239,352	-	239,352	(9,358)	(4,306)	(13,664)	225,688

Other [4]	402,232	-	402,232	(389,064)	(3,984)	(393,048)	9,184

	$4,681,811	$-	$4,681,811	$(1,184,576)	$(113,048)	$(1,297,624)	$3,384,187

Silver interests

Peñasquito	$524,626	-	524,626	$(149,924)	$(19,535)	$(169,459)	$355,167

Antamina	900,343	-	900,343	(231,533)	(27,289)	(258,822)	641,521

Constancia	302,948	-	302,948	(74,761)	(7,770)	(82,531)	220,417

Other [5]	1,283,054	(2,233)	1,280,821	(795,361)	(9,847)	(805,208)	475,613

	$3,010,971	$(2,233)	$3,008,738	$(1,251,579)	$(64,441)	$(1,316,020)	$1,692,718

Palladium interests

Stillwater [3]	$263,721	$-	$263,721	$(13,752)	$(6,615)	$(20,367)	$243,354

Cobalt interests

Voisey’s Bay	$393,422	$-	$393,422	$(165,912)	$-	$(165,912)	$227,510

	$8,349,925	$(2,233)	$8,347,692	$(2,615,819)	$(184,104)	$(2,799,923)	$5,547,769

1)

Includes cumulative impairment charges to September 30, 2020 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests. In order to help facilitate the resumption of mining at Keno Hill, during the third quarter of 2020, Wheaton agreed to modify the Keno Hill PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco (Note 15). The fair value of these warrants have been reflected as a reduction to the cost base of the Keno Hill silver interest.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

	Year Ended December 31, 2019

	Cost			Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2019
(in thousands)	Balance Jan 1, 2019	Additions (Reductions)	Balance Dec 31, 2019	Balance Jan 1, 2019	Depletion	Impairment	Balance Dec 31, 2019

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(353,816)	$(100,803)	$-	$(454,619)	$2,605,257

Sudbury [2]	623,864	-	623,864	(257,401)	(22,420)	-	(279,821)	344,043

Constancia	136,058	-	136,058	(18,511)	(7,141)	-	(25,652)	110,406

San Dimas	220,429	-	220,429	(12,234)	(13,828)	-	(26,062)	194,367

Stillwater [3]	239,357	(5)	239,352	(2,925)	(6,433)	-	(9,358)	229,994

Other [4]	402,232	-	402,232	(380,873)	(8,191)	-	(389,064)	13,168

	$4,681,816	$(5)	$4,681,811	$(1,025,760)	$(158,816)	$-	$(1,184,576)	$3,497,235

Silver interests

Peñasquito	$524,626	$-	$524,626	$(135,904)	$(14,020)	$-	$(149,924)	$374,702

Antamina	900,343	-	900,343	(190,266)	(41,267)	-	(231,533)	668,810

Constancia	302,948	-	302,948	(56,717)	(18,044)	-	(74,761)	228,187

Other [5]	1,283,039	15	1,283,054	(780,401)	(14,960)	-	(795,361)	487,693

	$3,010,956	$15	$3,010,971	$(1,163,288)	$(88,291)	$-	$(1,251,579)	$1,759,392

Palladium interests

Stillwater [3]	$263,726	$(5)	$263,721	$(4,033)	$(9,719)	$-	$(13,752)	$249,969

Cobalt interests

Voisey’s Bay	$393,422	$-	$393,422	$-	$-	$(165,912)	$(165,912)	$227,510

	$8,349,920	$5	$8,349,925	$(2,193,081)	$(256,826)	$(165,912)	$(2,615,819)	$5,734,106

1)

Includes cumulative impairment charges to December 31, 2019 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2020			December 31, 2019

(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total

Gold interests

Salobo	$2,105,273	$423,985	$2,529,258	$2,078,666	$526,591	$2,605,257

Sudbury [1]	276,170	51,182	327,352	290,841	53,202	344,043

Constancia	98,840	8,030	106,870	101,263	9,143	110,406

San Dimas	77,147	108,688	185,835	87,593	106,774	194,367

Stillwater [2]	200,994	24,694	225,688	203,163	26,831	229,994

Other [3]	9,184	-	9,184	13,168	-	13,168

	$2,767,608	$616,579	$3,384,187	$2,774,694	$722,541	$3,497,235

Silver interests

Peñasquito	$262,862	$92,305	$355,167	$287,493	$87,209	$374,702

Antamina	294,446	347,075	641,521	322,148	346,662	668,810

Constancia	205,848	14,569	220,417	212,173	16,014	228,187

Other [4]	99,463	376,150	475,613	83,687	404,006	487,693

	$862,619	$830,099	$1,692,718	$905,501	$853,891	$1,759,392

Palladium interests

Stillwater [2]	$233,712	$9,642	$243,354	$238,485	$11,484	$249,969

Cobalt interests

Voisey’s Bay	$-	$227,510	$227,510	$-	$227,510	$227,510

	$3,863,939	$1,683,830	$5,547,769	$3,918,680	$1,815,426	$5,734,106

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

11.	Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the mine operators. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA, as disclosed in Note 26.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, there were no indicators of impairment or impairment reversal at September 30, 2020. The following PMPA was determined to be impaired at June 30, 2019:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Cobalt interests

Voisey’s Bay	$-	$-	$-	$165,912

Total impairment charges	$-	$-	$-	$165,912

Voisey’s Bay - Indicator of Impairment

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a pre-impairment carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

Since June 30, 2019, there were no further indications of impairment or any indications of impairment reversal that resulted in a reassessment of the recoverable value of the Voisey’s Bay PMPA.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

12.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 26 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	10,000	130,000	140,000	25%	[3]	100%	[3]	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine

			$32,500	$326,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 26 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

13.	Mineral Royalty Interest

The Company has a 0.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first five interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note 12), the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carries interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal relative to the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest relative to the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result,

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

on July 14, 2020 the Company received 4,467,317 common shares of Gold X (see Note 15) and the Gold X Convertible Note was retired.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A continuity schedule of these convertible notes from January 1, 2019 to September 30, 2020 is presented below:

(in thousands)	Kutcho Convertible Note	Gold X Convertible Note	Total

At January 1, 2019	$12,899	$-	$12,899
Fair value gain (loss) reflected in net earnings	(1,063)	-	(1,063)
At June 30, 2019	$11,836	$-	$11,836
Fair value gain (loss) reflected in net earnings	386	-	386
At September 30, 2019	$12,222	$-	$12,222
Fair value gain (loss) reflected in net earnings	(385)	19	(366)
Amount advanced	-	10,000	10,000
At December 31, 2019	$11,837	$10,019	$21,856
Fair value gain (loss) reflected in net earnings	(1,001)	3,478	2,477
At June 30, 2020	$10,836	$13,497	$24,333
Fair value gain (loss) reflected in net earnings	-	(1,095)	(1,095)
Converted	-	(12,402)	(12,402)

At September 30, 2020	$10,836	$-	$10,836

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

15.	Long-Term Equity Investments

Common Shares Held

				Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Sep 30, 2020	Three Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Fair Value at Dec 31, 2019

Bear Creek	13,264,305	11.80%	$31,324	$7,769	$3,341	$-	$27,983

Sabina	11,700,000	3.59%	22,630	5,889	5,334	-	17,296

First Majestic	17,239,590	8.00%	163,620	(16)	(46,769)	16,089	248,137

Other			34,433	3,237	6,350	4,170	16,341

Total			$252,007	$16,879	$(31,744)	$20,259	$309,757

		Fair Value Adjustment Gains Included in OCI		Realized Gain (Loss) on Disposal

(in thousands)	Fair Value at Sep 30, 2019	Three Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019

Bear Creek	$ 19,832	$3,007	$9,720	$-

Sabina	15,196	3,306	4,647	-

First Majestic	183,978	23,939	66,186	521

Other	15,822	4,563	4,935	(6,287)

Total	$ 234,828	$34,815	$85,488	$(5,766)

Warrants Held

		Fair Value Adjustment Gain (Loss) Included in Net Earnings

(in thousands)	Fair Value at Sep 30, 2020	Three Months Ended Sep 30, 2020	Nine Months Ended Sep 30, 2020	Fair Value at Dec 31, 2019

Caldas Gold Corp.	$988	$(300)	$(38)	$-

Alexco Resource Corp.	1,450	(824)	(824)	-

Kutcho Copper Corp.	17	17	17	-

Warrants held	$2,455	$(1,107)	$(845)	$-

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Equity Investments

On May 17, 2019, the Company acquired an additional 1,371,711 common shares of Adventus Mining Corporation (“Adventus”) in a private placement transaction for total consideration of Cdn$1 million. During the three months ended September 30, 2020, the Company acquired an additional 2,507,246 shares of Adventus in a private placement transaction for total consideration of Cdn$3 million. These acquisitions were made to maintain the Company’s relative ownership position.

On February 28, 2020, the previously acquired subscription rights relative to Caldas Gold Corp. (“Caldas”), which had an acquisition price of $1.5 million (Cdn$2 million), were converted into common shares and warrants of Caldas. During the three months ended September 30, 2020, the Company participated in a private placement to acquire an additional 2,222,222 shares of Caldas as well as warrants to acquire an additional 2,222,222 shares of Caldas for total consideration of $4 million.

On July 14, 2020, the Company elected to convert the Gold X Convertible Note (Note 14) and as a result, the Company received 4,467,317 common shares of Gold X.

In order to help facilitate the resumption of mining at the Keno Hill mines, during the three months ended September 30, 2020, the Company amended its PMPA with Alexco Resource Corp. (“Alexco”) as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco with a fair value of $2 million (see Notes 10 and 22).

Additionally, during the three months ended September 30, 2020, the Company participated in Alexco’s equity financing by acquiring 2,250,000 shares of Alexco for total consideration of $5 million.

The shares of Adventus, Caldas, Gold X and Alexco have been reflected as a component of Other long-term equity investments.

Disposal of Long-Term Equity Investments

During the three months ended September 30, 2019, the Company disposed of 675,000 shares of First Majestic Silver Corp. (“First Majestic”), thereby reducing its ownership position to under 10% of the issued and outstanding common shares. Additionally, during the quarter the Company disposed of several investments which were no longer considered to have strategic value. These investments had been classified as “Other” long-term investments.

During the three months ended September 30, 2020, to capitalize on the share appreciation related to the strong commodity price environment, the Company disposed of 3,000,000 shares of First Majestic, realizing a gain on disposal of $16 million and 4,192,300 shares (nine months – 4,250,000 shares) of Alexco realizing a gain on disposal of $4 million.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

16.	Property, Plant and Equipment

	September 30, 2020
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost

Balance - January 1, 2020	$4,380	$4,738	$3,836	$12,954

Additions	2	55	325	382

Disposals	-	-	(134)	(134)

Balance - September 30, 2020	$4,382	$4,793	$4,029	$13,202

Accumulated Depreciation

Balance - January 1, 2020	$(2,518)	$(704)	$(2,421)	$(5,643)

Disposals	-	-	134	134

Depreciation	(306)	(555)	(290)	(1,151)

Balance - September 30, 2020	$(2,824)	$(1,259)	$(2,577)	$(6,660)

Net book value - September 30, 2020	$1,558	$3,534	$1,452	$6,542

	December 31, 2019
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost

Balance - January 1, 2019	$4,378	$-	$3,318	$7,696

Additions upon adoption of IFRS 16	-	4,679	-	4,679

Additions	9	59	547	615

Disposals	(7)	-	(29)	(36)

Balance - December 31, 2019	$4,380	$4,738	$3,836	$12,954

Accumulated Depreciation

Balance - January 1, 2019	$(2,024)	$-	$(2,046)	$(4,070)

Disposals	7	-	29	36

Depreciation	(501)	(704)	(404)	(1,609)

Balance - December 31, 2019	$(2,518)	$(704)	$(2,421)	$(5,643)

Net book value - December 31, 2019	$1,862	$4,034	$1,415	$7,311

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

17.	Credit Facilities

17.1.	Bank Debt

(in thousands)	September 30 2020	December 31 2019
Current portion	$-	$-

Long-term portion	487,500	874,500

Gross bank debt outstanding [1]	$487,500	$874,500

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 25).

On February 27, 2020, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2025. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at September 30, 2020.

Effective February 27, 2020, at the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.20% to 0.41% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

17.2.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	September 30 2020	December 31 2019
Current portion	$734	$724

Long-term portion	2,968	3,528

Total lease liabilities	$3,702	$4,252

The maturity analysis of these leases is as follows:

(in thousands)	September 30 2020
Not later than 1 year	$734

Later than 1 year and not later than 5 years	2,968

Later than 5 years	-

Total lease liabilities	$3,702

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

17.3.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2020	2019	2020	2019

Interest Expense During Period

Average principal outstanding during period		$567,056	$1,078,533	$686,659	$1,156,572

Average effective interest rate during period	17.1	1.24%	4.02%	2.17%	4.19%

Total interest expense incurred during period		$1,759	$10,840	$11,191	$36,350

Costs related to undrawn credit facilities	17.1	971	986	3,230	2,696

Interest expense - lease liabilities	17.2	36	45	98	123

Letters of guarantee		-	-	-	(46)

Total finance costs		$2,766	$11,871	$14,519	$39,123

18.	Issued Capital

(in thousands)	Note	September 30 2020	December 31 2019

Issued capital

Share capital issued and outstanding: 449,280,476 common shares (December 31, 2019: 447,771,433 common shares)	18.1	$3,638,234	$3,599,203

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

18.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2020, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2019 to September 30, 2020 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2019	444,336,361

Share purchase options exercised [1]	1,035,790	Cdn$26.42

Restricted share units released [1]	130,915	Cdn$0.00

Dividend reinvestment plan [2]	762,422	US$21.89

At June 30, 2019	446,265,488

Share purchase options exercised [1]	668,730	Cdn$25.17

Restricted share units released [1]	2,755	Cdn$0.00

Dividend reinvestment plan [2]	261,621	US$29.00

At September 30, 2019	447,198,594

Share purchase options exercised [1]	335,215	Cdn$25.08

Dividend reinvestment plan [2]	237,624	US$26.89

At December 31, 2019	447,771,433

Share purchase options exercised [1]	860,955	Cdn$25.63

Restricted share units released [1]	128,405	Cdn$0.00

Dividend reinvestment plan [2]	185,453	US$23.81

At June 30, 2020	448,946,246

Share purchase options exercised [1]	189,408	Cdn$26.08

Dividend reinvestment plan [2]	144,822	US$52.39

At September 30, 2020	449,280,476

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2020, the Company has not issued any shares under the ATM program.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

18.2.	Dividends Declared

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except per share amounts)	2020		2019		2020		2019
Dividends declared per share	$0.10		$0.09		$0.30		$0.27

Average number of shares eligible for dividend	448,963		446,630		448,575		445,941

Total dividends paid	$44,896		$40,197		$134,572		$120,404

Paid as follows:
Cash	$37,308	83%	$32,609	81%	$120,311	89%	$96,124	80%

DRIP [1]	7,588	17%	7,588	19%	14,261	11%	24,280	20%

Total dividends paid	$44,896	100%	$40,197	100%	$134,572	100%	$120,404	100%

Shares issued under the DRIP	145		262		330		1,024

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at September 30, 2020, cumulative dividends of $1,213 million have been declared and paid by the Company.

19.	Reserves

(in thousands)	Note	September 30 2020	December 31 2019

Reserves

Share purchase warrants	19.1	$83,077	$83,077

Share purchase options	19.2	21,377	24,010

Restricted share units	19.3	6,013	6,405

Long-term investment revaluation reserve, net of tax	19.4	3,086	47,209

Total reserves		$113,553	$160,701

19.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

19.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Six Months Ended September 30
	2020	2019	2020	2019

Black-Scholes weighted average assumptions

Grant date share price and exercise price	n/a	n/a	Cdn$33.47	Cdn$32.88

Expected dividend yield	n/a	n/a	1.78%	1.49%

Expected volatility	n/a	n/a	30%	31%

Risk-free interest rate	n/a	n/a	0.52%	1.60%

Expected option life, in years	n/a	n/a	2.5	2.5

Weighted average fair value per option granted	n/a	n/a	Cdn$5.57	Cdn$6.10

Number of options issued during the period	-	-	451,110	583,500

Total fair value of options issued (000’s)	$-	$-	$1,807	$2,652

At September 30, 2020, there were 1,795,237 share purchase options outstanding with a weighted average exercise price of Cdn$29.68 per option. For the comparable period in 2019, there were 2,729,705 share purchase options outstanding with a weighted average exercise price of Cdn$26.89 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2019 to September 30, 2020 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2019	3,883,350	Cdn$25.71

Granted (fair value - $3 million or Cdn$6.10 per option)	583,500	32.88

Exercised	(1,035,790)	26.42

Forfeited	(6,095)	29.91

Expired	(17,150)	30.69

At June 30, 2019	3,407,815	Cdn$26.52

Exercised	(668,730)	25.17

Forfeited	(9,380)	31.77

At September 30, 2019	2,729,705	Cdn$26.89

Exercised	(335,215)	25.08

At December 31, 2019	2,394,490	Cdn$27.08

Granted (fair value - $2 million or Cdn$5.57 per option)	451,110	32.92

Exercised	(860,955)	25.63

At June 30, 2020	1,984,645	Cdn$29.40

Exercised	(189,408)	26.08

At September 30, 2020	1,795,237	Cdn$29.68

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

As it relates to share purchase options, during the three months ended September 30, 2020, the weighted average share price at the time of exercise was Cdn$68.91 per share (nine months - Cdn$54.12 per share), as compared to Cdn$37.96 per share (nine months - Cdn$34.21 per share) during the comparable period in 2019.

19.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2019 to September 30, 2020 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2019	370,133	$20.36

Granted (fair value - $3 million)	132,620	24.51

Released	(130,915)	20.85

Forfeited	(1,110)	22.35

At June 30, 2019	370,728	$21.67

Released	(2,755)	19.16

Forfeited	(1,650)	23.76

At September 30, 2019	366,323	$21.67

Granted (fair value - $3 million)	132,960	24.26

Released	(128,405)	22.25

At September 30, 2020	370,878	$22.40

During the three months ended September 30, 2020, no RSUs were issued by the Company (nine months - 132,960 RSUs with a fair value of $3 million or Cdn$33.73 per RSU). For the same period in 2019, no RSUs were issued by the Company (nine months - 132,620 RSUs with a fair value of $3 million or Cdn$32.89 per RSU).

As of September 30, 2020, there were 370,878 RSUs outstanding. For the comparable period in 2019, there were 366,323 RSUs outstanding.

19.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2019 to September 30, 2020 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2019		$(112,156)	$-	$(112,156)

Unrealized gain (loss) on LTIs [1]		50,672	(2,000)	48,672

At June 30, 2019		$(61,484)	$(2,000)	$(63,484)

Unrealized gain (loss) on LTIs [1]		34,815	(2,733)	32,082

Reallocate reserve to retained earnings upon disposal of LTIs [1]		5,766	-	5,766

At September 30, 2019		$(20,903)	$(4,733)	$(25,636)

Unrealized gain (loss) on LTIs [1]		76,449	(4,890)	71,559

Reallocate reserve to retained earnings upon disposal of LTIs [1]		1,516	(230)	1,286
At December 31, 2019		$57,062	$(9,853)	$47,209

Unrealized gain (loss) on LTIs [1]		(48,623)	5,154	(43,469)

Reallocate reserve to retained earnings upon disposal of LTIs 1		(30)	4	(26)
At June 30, 2020		$8,409	$(4,695)	$3,714

Unrealized gain (loss) on LTIs [1]		16,879	(9)	16,870

Reallocate reserve to retained earnings upon disposal of LTIs [1]	15	(20,229)	2,731	(17,498)

At September 30, 2020		$5,059	$(1,973)	$3,086

1)	LTIs refers to long-term investments in common shares held.

20.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2020, the Company did not issue any PSUs (nine months - 193,830 PSUs). For the comparable period of 2019, the Company did not issue any PSUs (nine months - 191,410 PSUs).

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2019 to September 30, 2020 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2019	655,727	$10,756

Granted	191,410	-

Accrual related to the fair value of the PSUs outstanding	-	9,541

Foreign exchange adjustment	-	334

Paid	(229,050)	(9,325)

Forfeited	(8,245)	(15)

At June 30, 2019	609,842	$11,291

Accrual related to the fair value of the PSUs outstanding	-	4,803

Foreign exchange adjustment	-	(109)

Forfeited	(5,150)	-

At September 30, 2019	604,692	$15,985

Accrual related to the fair value of the PSUs outstanding	-	2,830

Foreign exchange adjustment	-	254

At December 31, 2019	604,692	$19,069

Granted	193,830	-

Accrual related to the fair value of the PSUs outstanding	-	13,374

Foreign exchange adjustment	-	(908)

Paid	(193,716)	(10,965)

At June 30, 2020	604,806	$20,570

Accrual related to the fair value of the PSUs outstanding	-	10,487

Foreign exchange adjustment	-	360

Paid	(10,426)	(1,157)

Forfeited	(1,230)	(5)

At September 30, 2020	593,150	$30,255

A summary of the PSUs outstanding at September 30, 2020 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Sep 30, 2020	PSU Liability at Sep 30, 2020
2018	2021	213,820	$53.01	200%	84%	19,010
2019	2022	186,730	$51.99	183%	51%	8,994
2020	2023	192,600	$51.29	126%	18%	2,251

		593,150				$ 30,255

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Basic weighted average number of shares outstanding	449,125	446,802	448,484	445,598

Effect of dilutive securities

Share purchase options	1,106	783	1,034	578

Share purchase warrants	1,397	-	-	-

Restricted share units	371	264	374	291

Diluted weighted average number of shares outstanding	451,999	447,849	449,892	446,467

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$67.83 (nine months - Cdn$53.70), compared to Cdn$35.58 (nine months - Cdn$31.18) for the comparable period in 2019.

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Share purchase options	-	8	-	573

Share purchase warrants	-	10,000	10,000	10,000

Total	-	10,008	10,000	10,573

22.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Change in non-cash working capital

Accounts receivable	$(4,104)	$(2,288)	$(2,610)	$(1,424)

Accounts payable and accrued liabilities	7,408	3,797	6,666	1,530

Other	352	584	(1,285)	(527)

Total change in non-cash working capital	$3,656	$2,093	$2,771	$(421)

Non-Cash Transactions – Payment of Dividends Under DRIP

As more fully described in Note 18.2, during the nine months ended September 30, 2020, the Company declared and paid dividends to its shareholders in the amount of $0.30 per common share for total dividends of $135 million.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [84]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Approximately 11% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $121 million of dividend payments were made in cash and $14 million in common shares issued. For the comparable period in 2019, the Company declared and paid dividends to its shareholders in the amount of $0.27 per common share for total dividends of $120 million, with the payment being comprised of $96 million in cash and $24 million in common shares issued.

Non-Cash Transactions – Receipt of Warrants as Consideration for Contract Amendments

As more fully described in notes 10 and 15, during 2020 the company received 2 million common share purchase warrants from Alexco with a fair value of $2 million.

Non-Cash Transactions – Conversion of Convertible Note Receivable

As more fully described in notes 14 and 15, on July 14, 2020, the Company elected to convert the Gold X Convertible Note and as a result, the Company received 4,467,317 common shares of Gold X with a fair value of $12 million.

23.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019
Current income tax expense (recovery)	$(2,693)	$20	$(2,606)	$124

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$6,371	$1,360	$11,245	$5,645

Write down (reversal of write down) or recognition of prior period temporary differences	(3,721)	(4,131)	(5,038)	(11,387)

Total deferred income tax expense (recovery)	$2,650	$(2,771)	$6,207	$(5,742)
Income tax expense (recovery) recognized in net earnings	$(43)	$(2,751)	$3,601	$(5,618)

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Income tax expense (recovery) related to LTIs - common shares held	$9	$2,733	$(5,145)	$4,733

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Income tax expense (recovery) recognized in equity	$92	$45	$1,731	$1,032

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [85]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2020	2019	2020	2019

Earnings before income taxes	$149,832	$73,209	$354,184	$2,997

Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%

Income tax expense (recovery) based on above rates	$40,455	$19,767	$95,630	$809

Non-deductible stock based compensation and other	1,121	664	2,589	2,460

Differences in tax rates in foreign jurisdictions	(39,465)	(22,349)	(96,717)	(56,110)

Current period unrecognized temporary differences - impairment of mineral stream interests	-	-	-	44,796

Current period unrecognized temporary differences	1,567	3,298	7,137	13,814

Write down (reversal of write down) or recognition of prior period temporary differences	(3,721)	(4,131)	(5,038)	(11,387)

Income tax expense (recovery)	$(43)	$(2,751)	$3,601	$(5,618)

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [86]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2020 and the year ended December 31, 2019 is shown below:

	Nine Months Ended September 30, 2020
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets

Non-capital loss carryforward [1]	$8,756	$(4,366)	$-	$(1,699)	$2,691

Capital loss carryforward [2]	8,953	(2,734)	(502)	-	5,717

Other [3]	694	962	-	-	1,656

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees [4]	(711)	15	-	(32)	(728)

Unrealized gains on long-term investments	(14,073)	(26)	8,382	-	(5,717)

Mineral stream interests [5]	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(148)	(58)	-	-	(206)

Total	$(148)	$(6,207)	$7,880	$(1,731)	$(206)

1)	As at September 30, 2020, the Company had recognized the tax effect on $10 million of non-capital losses against deferred tax liabilities.
2)	As at September 30, 2020, the Company had recognized the tax effect on $21 million of net capital losses to offset unrealized taxable capital gains on long-term investments.
3)	Other includes capital assets, charitable donation carryforward and PSU and pension liabilities.
4)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

5)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

	Year Ended December 31, 2019
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets

Non-capital loss carryforward	$3,823	$4,497	$-	$436	$8,756

Capital loss carryforward	-	4,503	4,450	-	8,953

Other	387	307	-	-	694

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees	(591)	(60)	-	(60)	(711)

Unrealized gains on long-term investments	-	-	(14,073)	-	(14,073)

Mineral stream interests	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(111)	(37)	-	-	(148)

Total	$(111)	$9,210	$(9,623)	$376	$(148)

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [87]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	September 30 2020	December 31 2019

Non-capital loss carryforward [1]	$29,126	$19,145

Debt and equity financing fees	351	1,383

Mineral stream interests	100,174	107,785

Other	6,291	4,282

Capital loss carryforward ²	502	-

Kutcho Convertible Note	1,293	951

Unrealized losses on long-term investments	5,512	6,733

Total	$143,249	$140,279

1)	As at September 30, 2020, the Company had not recognized the tax effect on $108 million of non-capital losses as a deferred tax asset.
2)	As at September 30, 2020, the Company had not recognized the tax effect on $2 million of net capital losses as a deferred tax asset.

24.	Other Current Assets

The composition of other current assets is shown below:

(in thousands)	Note	September 30 2020	December 31 2019

Non-revolving term loan		$776	$431

Prepaid expenses		2,798	1,492

Class action settlement recoverable	26	-	41,500

Other		73	205

Total other current assets		$3,647	$43,628

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million). The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

25.	Other Long-Term Assets

The composition of other long-term assets is shown below:

(in thousands)	Note	September 30 2020	December 31 2019

Intangible assets		$3,132	$3,419

Debt issue costs - Revolving Facility	17.1	5,529	5,154

Adventus ROFR		615	615

Subscription rights	15	-	1,524

Other		4,227	4,736

Total other long-term assets		$13,503	$15,448

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [88]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

26.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.26		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$408	[4]	$6.02	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$408		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.46		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.94	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$11.43	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.34		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%		0%		0%		variable	[17]	$4.27		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$425	[4]	$6.26	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	14-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.44 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated during October 2020.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	The Company is committed to purchase from Glencore an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 30,000 meters of Expansion Drilling in August 2020.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

21)

Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production to be purchased will decrease to 66.67% of gold and silver production for the life of mine.

22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [89]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$487,500	$-	$487,500	$-	$487,500

Interest [2]	1,524	19,044	9,781	-	30,349	-	30,349

Payments for mineral stream interests [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	-	4,000	-	-	4,000	126,000	130,000

Kutcho	-	-	-	-	-	58,000	58,000

Non-revolving credit facility [5]	199	-	-	-	199	-	199

Leases liabilities	215	2,630	1,214	-	4,059	-	4,059

Total contractual obligations	$1,938	$25,674	$498,495	$-	$526,107	$585,550	$1,111,657

1)	At September 30, 2020, the Company had $488 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2020 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.
5)	Represents the maximum amount available to Kutcho under the non-revolving credit facility (Note 24).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the agreement, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [90]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $10 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $4 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $7 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [91]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On August 3, 2020, the court issued their final approval of a settlement of the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement was fully funded by the Company’s insurance carriers and the other Defendants. The Company was not required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes. Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [92]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

27.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2020
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$113,319	$24,313	$22,306	$66,700	$91,917	$2,529,258

Sudbury [1]	15,161	3,143	6,533	5,485	12,018	327,352

Constancia	7,819	1,673	1,388	4,758	6,147	106,870

San Dimas	18,423	5,929	3,052	9,442	14,309	185,835

Stillwater	5,734	1,039	1,354	3,341	4,695	225,688

Other [2]	11,278	2,473	1,783	7,022	8,804	9,184

Total gold interests	$171,734	$38,570	$36,416	$96,748	$137,890	$3,384,187

Silver

Peñasquito	$44,154	$7,662	$5,832	$30,660	$36,492	$355,167

Antamina	26,758	5,092	9,527	12,139	21,666	641,521

Constancia	10,190	2,485	3,167	4,538	7,704	220,417

Other [3]	42,332	14,187	3,286	24,859	24,333	475,613

Total silver interests	$123,434	$29,426	$21,812	$72,196	$90,195	$1,692,718

Palladium

Stillwater	$12,100	$2,123	$2,373	$7,604	$9,977	$243,354

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$307,268	$70,119	$60,601	$176,548	$238,062	$5,547,769

Other

General and administrative				$(21,326)	$(7,239)

Finance costs				(2,766)	(2,820)

Other				(2,624)	96

Income tax				43	-

Total other				$(26,673)	$(9,963)	$543,418

Consolidated				$149,875	$228,099	$6,091,187

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests and the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [93]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Three Months Ended September 30, 2019
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$92,796	$25,477	$24,164	$43,155	$68,949	$2,627,534

Sudbury [1]	11,176	3,041	6,227	1,908	7,828	350,101

Constancia	6,978	1,914	1,713	3,351	5,234	112,252

San Dimas	16,737	6,893	3,521	6,323	9,571	197,927

Stillwater	4,876	871	1,720	2,285	4,005	231,512

Other [2]	6,870	1,958	2,158	2,754	4,912	15,089

Total gold interests	$139,433	$40,154	$39,503	$59,776	$100,499	$3,534,415

Silver

Peñasquito	$20,721	$5,190	$3,776	$11,755	$15,531	$378,587

Antamina	17,792	3,662	9,245	4,885	14,420	679,521

Constancia	8,764	3,101	3,911	1,752	6,953	233,225

Other [3]	29,354	11,189	4,655	13,510	16,895	492,029

Total silver interests	$76,631	$23,142	$21,587	$31,902	$53,799	$1,783,362

Palladium

Stillwater	$7,531	$1,328	$2,306	$3,897	$6,203	$252,465

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$223,595	$64,624	$63,396	$95,575	$160,501	$5,797,752

Other

General and administrative				$(14,028)	$(6,823)

Finance costs				(11,871)	(9,122)

Other				3,533	(505)

Income tax				2,751	(1,751)

Total other				$(19,615)	$(18,201)	$461,107

Consolidated				$75,960	$142,300	$6,258,859

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 gold interest and the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, and 777 silver interests, the non-operating Minto, Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [94]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Nine Months Ended September 30, 2020
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$350,119	$82,838	$75,999	$191,282	$271,113	$2,529,258

Sudbury [1]	35,407	8,037	16,691	10,679	27,273	327,352

Constancia	18,310	4,240	3,536	10,534	14,070	106,870

San Dimas	46,836	16,485	8,532	21,819	32,166	185,835

Stillwater	16,581	2,965	4,306	9,310	13,616	225,688

Other [2]	23,275	5,510	3,984	13,781	17,766	9,184

Total gold interests	$490,528	$120,075	$113,048	$257,405	$376,004	$3,384,187

Silver

Peñasquito	$116,091	$25,667	$19,535	$70,889	$90,424	$355,167

Antamina	61,459	11,937	27,289	22,233	49,521	641,521

Constancia	20,480	6,083	7,770	6,627	14,398	220,417

Other [3]	88,464	32,613	9,847	46,004	53,355	475,613

Total silver interests	$286,494	$76,300	$64,441	$145,753	$207,698	$1,692,718

Palladium

Stillwater	$32,990	$5,863	$6,615	$20,512	$27,127	$243,354

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$810,012	$202,238	$184,104	$423,670	$610,829	$5,547,769

Other

General and administrative				$(56,307)	$(38,529)

Finance costs				(14,519)	(15,572)

Other				1,340	682

Income tax				(3,601)	70

Total other				$(73,087)	$(53,349)	$543,418

Consolidated				$350,583	$557,480	$6,091,187

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests and the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [95]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Nine Months Ended September 30, 2019
(in thousands)	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo	$279,196	$82,795	$78,526	$117,875	$-	$117,875	$203,203	$2,627,534

Sudbury [2]	27,283	7,989	16,362	2,932	-	2,932	19,043	350,101

Constancia	20,035	5,882	5,295	8,858	-	8,858	14,323	112,252

San Dimas	45,468	20,026	10,268	15,174	-	15,174	27,572	197,927

Stillwater	12,963	2,311	4,915	5,737	-	5,737	10,652	231,512

Other [3]	23,758	6,987	6,270	10,501	-	10,501	17,149	15,089

Total gold interests	$408,703	$125,990	$121,636	$161,077	$-	$161,077	$291,942	$3,534,415

Silver

Peñasquito	$52,603	$13,928	$10,135	$28,540	$-	$28,540	$38,675	$378,587

Antamina	55,066	11,079	30,556	13,431	-	13,431	44,277	679,521

Constancia	27,254	10,254	13,006	3,994	-	3,994	18,289	233,225

Other [4]	72,182	29,596	10,624	31,962	-	31,962	41,932	492,029

Total silver interests	$207,105	$64,857	$64,321	$77,927	$-	$77,927	$143,173	$1,783,362

Palladium

Stillwater	$22,302	$3,949	$7,223	$11,130	$-	$11,130	$18,353	$252,465

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$165,912	$(165,912)	$-	$227,510

Total mineral stream interests	$638,110	$194,796	$193,180	$250,134	$165,912	$84,222	$453,468	$5,797,752

Corporate

General and administrative						$(42,811)	$(40,713)

Finance costs						(39,123)	(35,197)

Other						709	(2,471)

Income tax						5,618	(5,334)

Total corporate						$(75,607)	$(83,715)	$461,107

Consolidated						$8,615	$369,753	$6,258,859

1)	See Note 11 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 gold interest and the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, and 777 silver interests, the non-operating Minto, Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [96]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales				Carrying Amount at September 30, 2020

(in thousands)	Three Months Ended Sep 30, 2020		Nine Months Ended Sep 30, 2020		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$29,473	10%	$63,951	8%	$336,537	$28,788	$-	$227,510	$592,835	11%

United States	17,834	6%	49,571	6%	225,688	566	243,354	-	469,608	8%

Mexico	63,041	21%	164,456	20%	185,834	356,460	-	-	542,294	10%

Europe

Greece	3,360	1%	7,053	1%	-	-	-	-	-	0%

Portugal	8,965	3%	22,553	3%	-	20,464	-	-	20,464	0%

Sweden	12,271	4%	26,016	3%	-	33,374	-	-	33,374	1%

South America

Argentina/Chile [1]	-	0%	-	0%	-	264,403	-	-	264,403	5%

Brazil	113,318	36%	350,119	43%	2,529,258	-	-	-	2,529,258	46%

Peru	59,006	19%	126,293	16%	106,870	988,663	-	-	1,095,533	19%

Consolidated	$307,268	100%	$810,012	100%	$3,384,187	$1,692,718	$243,354	$227,510	$5,547,769	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales				Carrying Amount at September 30, 2019

(in thousands)	Three Months Ended Sep 30, 2019		Nine Months Ended Sep 30, 2019		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$19,494	9%	$56,136	9%	$365,191	$32,430	$-	$227,510	$625,131	11%

United States	12,408	6%	35,266	5%	231,512	566	252,465	-	484,543	8%

Mexico	38,193	17%	99,789	16%	197,926	379,913	-	-	577,839	10%

Europe

Greece	2,598	1%	7,502	1%	-	3,143	-	-	3,143	0%

Portugal	6,791	2%	23,138	3%	-	21,547	-	-	21,547	0%

Sweden	8,132	4%	16,774	3%	-	35,789	-	-	35,789	1%

South America

Argentina/Chile [1]	-	0%	-	0%	-	264,401	-	-	264,401	5%

Brazil	92,796	42%	279,196	44%	2,627,535	-	-	-	2,627,535	45%

Peru	43,183	19%	120,309	19%	112,251	1,045,573	-	-	1,157,824	20%

Consolidated	$223,595	100%	$638,110	100%	$3,534,415	$1,783,362	$252,465	$227,510	$5,797,752	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [97]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2020 (US Dollars - Unaudited)

28. Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 9, 2020, the Board of Directors declared a dividend in the amount of $0.12 per common share, with this dividend being payable to shareholders of record on November 25, 2020 and is expected to be distributed on or about December 10, 2020. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Acquisition of New Precious Metal Purchase Agreement

On November 5, 2020, the Company announced that it had entered into the previously disclosed precious metals purchase agreement with Caldas Gold Corp. (“Caldas Gold”) (TSX-V:CGC) for the Marmato Project located in Colombia. Under the terms of the PMPA with Caldas Gold, the Company will acquire from Caldas Gold 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine. Under the PMPA with Caldas Gold, the Company will pay a total cash consideration of $110 million, $38 million of which is payable upon closing and the remaining portion of which is payable during the construction of the Marmato Deep Zone (“MDZ”) project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions. In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter.

WHEATON PRECIOUS METALS 2020 THIRD QUARTER REPORT [98]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

DIRECTORS

GEORGE BRACK

JOHN BROUGH

PETER GILLIN

CHANTAL GOSSELIN

DOUGLAS HOLTBY, Chairman

CHARLES JEANNES

EDUARDO LUNA

MARILYN SCHONBERNER

GLENN IVES

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

PATRICK DROUIN

Senior Vice President,

Investor Relations

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

AST Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: inquiries@canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN

Senior Vice President, Investor Relations

T: 1 604 684 9648

TF: 1 800 380 8687

E: info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

TSX:WPM NYSE:WPM
wheatonpm.com

Value through streaming.

Wheaton Precious Metals Corp.
Suite 3500 – 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123